
KPMG


09045703

082-04527

Shin Satellite Public Co Ltd

~~Thaicom Public Company Limited~~
and its Subsidiaries
(Former name: Shin Satellite Public Company Limited)

Annual financial statements
and
Audit report of Certified Public Accountant

For the years ended
31 December 2008 and 2007

AR/S
12-31-08



KPMG Phoomchai Audit Ltd.

Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

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Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Audit Report of Certified Public Accountant

To the Shareholders of Thaicom Public Company Limited
(Former name: Shin Satellite Public Company Limited)

I have audited the accompanying consolidated and separate balance sheets as at 31 December 2008, and the related statements of income, changes in equity and cash flows for the year then ended of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits. The consolidated and separate financial statements of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively, for the year ended 31 December 2007 were audited by another auditor whose report dated 20 February 2008 expressed an unqualified opinion on those statements.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and separate financial statements referred to above present fairly, in all material respects, the financial positions as at 31 December 2008 and the results of operations and cash flows for the year then ended of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively, in accordance with generally accepted accounting principles.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
19 February 2009

Thaicom Public Company Limited and its Subsidiaries

(former name: Shin Satellite Public Company Limited)

Balance Sheets

As at 31 December 2008 and 2007

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	2008	2007	2008	2007
			(in Baht)		
Current assets					
Cash and cash equivalents	*5*	1,173,334,744	2,428,508,905	620,544,092	2,087,156,864
Trade accounts receivable and accrued income	*6*	917,861,985	931,406,951	849,701,474	782,528,140
Amounts due from related parties	*4*	70,878,988	16,575,277	84,579,767	78,200,291
Short-term loans and advance to subsidiaries	*4*	-	-	168,804,735	200,254,967
Inventories	*7*	543,671,024	531,457,853	343,818,356	368,180,154
Prepaid insurance		139,262,486	150,985,691	136,388,480	149,082,238
Other current assets	*8*	218,067,654	254,524,458	118,014,457	214,901,334
Total current assets		**3,063,076,881**	**4,313,459,135**	**2,321,851,361**	**3,880,303,988**
Non-current assets					
Investments in subsidiaries, jointly - controlled entities and associate	*9*	380,790,978	676,231,444	795,788,595	882,059,138
Long-term loan to another company	*10*	10,701,690	13,845,347	10,701,690	13,845,347
Property and equipment	*11*	5,515,249,408	4,504,867,545	1,405,718,442	1,595,752,099
Property and equipment under operating agreements	*12*	17,069,059,662	18,776,989,358	17,069,059,662	18,776,989,358
Deferred charges	*12*	10,064,887	51,068,408	8,458,123	16,619,657
Intangible assets	*12*	1,281,313,510	1,302,194,005	1,087,058,754	1,160,299,355
Deferred tax assets	*13*	569,776,054	83,658,860	439,250,230	34,497,228
Other non-current assets	*14*	521,226,492	379,163,969	490,340,891	357,266,754
Total non-current assets		**25,358,182,681**	**25,788,018,936**	**21,306,376,387**	**22,837,328,936**
Total assets		**28,421,259,562**	**30,101,478,071**	**23,628,227,748**	**26,717,632,924**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries
(former name: Shin Satellite Public Company Limited)
Balance Sheets
As at 31 December 2008 and 2007

Liabilities and equity	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
			(in Baht)		
Current liabilities					
Short-term loans from financial institutions	*15*	296,201,798	344,833,098	-	-
Trade accounts payable	*16*	517,059,794	513,889,212	300,080,163	350,616,848
Accounts payable - property and equipment		215,771,027	141,159,097	12,512,777	19,811,572
Amounts due to related parties	*4*	5,931,869	13,739,726	25,474,421	20,567,552
Current portion of long-term loans	*15*	1,292,422,169	1,139,221,122	1,134,913,275	542,989,056
Advance receipts from customers		193,765,223	209,131,945	42,850,084	95,713,984
Accrued operating agreement fee		559,545,080	529,795,081	474,984,745	456,360,170
Accrued expenses		242,902,049	226,222,746	160,922,845	164,003,424
Income tax payable		69,394,844	1,338,377,947	-	1,289,998,110
Other current liabilities	*17*	149,933,979	163,600,402	83,795,795	128,009,063
Total current liabilities		**3,542,927,832**	**4,619,970,376**	**2,235,534,105**	**3,068,069,779**
Non-current liabilities					
Long-term accounts payable					
- property and equipment		816,746,710	293,499,612	-	-
Long-term loans	*15*	7,721,405,388	8,360,572,981	6,868,278,472	7,711,065,392
Deferred tax liabilities	*13*	139,530,863	57,815,620	-	-
Other non-current liabilities		97,404,453	85,446,676	81,468,859	78,064,301
Total non-current liabilities		**8,775,087,414**	**8,797,334,889**	**6,949,747,331**	**7,789,129,693**
Total liabilities		**12,318,015,246**	**13,417,305,265**	**9,185,281,436**	**10,857,199,472**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries
(former name: Shin Satellite Public Company Limited)
Balance Sheets
As at 31 December 2008 and 2007

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	2008	2007	2008	2007
			(in Baht)		
Equity					
Share capital	*18*				
Authorised share capital		5,660,411,500	5,660,411,500	5,660,411,500	5,660,411,500
Issued and paid-up share capital		5,479,687,700	5,461,094,470	5,479,687,700	5,461,094,470
Reserves					
Share premium	*18*	4,301,989,672	4,297,233,530	4,301,989,672	4,297,233,530
Unrealised profit on changes on shareholding in a subsidiary and an associate		346,224,720	346,224,720	-	-
Currency translation changes		(101,247,548)	(207,203,715)	-	-
Retained earnings					
Appropriated					
Legal reserve	*19*	413,853,344	413,853,344	413,853,344	413,853,344
Unappropriated		5,618,015,334	6,331,201,641	4,247,415,596	5,688,252,108
Total equity attributable to equity holders of the Company		**16,058,523,222**	**16,642,403,990**	**14,442,946,312**	**15,860,433,452**
Minority interests		44,721,094	41,768,816	-	-
Total equity		**16,103,244,316**	**16,684,172,806**	**14,442,946,312**	**15,860,433,452**
Total liabilities and equity		**28,421,259,562**	**30,101,478,071**	**23,628,227,748**	**26,717,632,924**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries
(former name: Shin Satellite Public Company Limited)
Statements of Income
For the years ended 31 December 2008 and 2007

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
			(in Baht)		
Revenues	*4*				
Revenues from sale of goods and rendering of services		7,012,968,141	6,435,085,790	4,285,313,402	3,771,116,634
Gain on sales of investment	*9*	-	5,126,732,155	-	6,541,165,760
Dividend income		-	-	-	138,072,420
Other income	*21*	67,992,778	81,757,253	120,843,953	179,926,019
Share of profits from investment accounted for using the equity method	*9*	67,204,519	105,215,936	-	-
Total revenues		**7,148,165,438**	**11,748,791,134**	**4,406,157,355**	**10,630,280,833**
Expenses	*4*				
Cost of sale of goods and rendering of services		5,294,481,099	5,115,344,488	4,024,840,905	3,796,393,693
Operating agreements fee		485,731,245	476,568,113	425,220,009	395,444,875
Selling and administrative expenses		1,513,692,231	1,395,613,319	1,134,861,817	924,764,249
Directors' remuneration		7,775,675	7,522,185	7,245,000	6,945,000
Net foreign exchange (gain) loss		369,311,152	(1,050,119,963)	280,321,740	(985,275,990)
Total expenses		**7,670,991,402**	**5,944,928,142**	**5,872,489,471**	**4,138,271,827**
Profit (loss) before interest and income tax expenses		**(522,825,964)**	**5,803,862,992**	**(1,466,332,116)**	**6,492,009,006**
Interest expense		(449,960,751)	(808,926,938)	(379,257,398)	(686,256,121)
Income tax	*24*	261,216,625	(1,951,529,789)	404,753,002	(1,798,801,347)
Profit (loss) for the year		**(711,570,090)**	**3,043,406,265**	**(1,440,836,512)**	**4,006,951,538**
Attributable to:					
Equity holders of the Company		(713,186,307)	3,039,730,267	-	-
Minority interests		1,616,217	3,675,998	-	-
Profit (loss) for the year		**(711,570,090)**	**3,043,406,265**	**(1,440,836,512)**	**4,006,951,538**
Earnings (loss) per share	*26*				
Basic		(0.65)	2.78	(1.32)	3.67
Diluted		(0.65)	2.78	(1.32)	3.67

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries
(former name: Shin Satellite Public Company Limited)
Statements of Changes in Equity
For the years ended 31 December 2008 and 2007

Consolidated financial statements

	Note	Equity holders of the Company							Minority interests	Total equity
				Unrealised cumulative		Retained earnings		Total		
		Issued and paid-up share capital	Share premium	gain on dilution of investment in a subsidiary	Currency translation changes	Appropriated to legal reserve	Unappro-priated			
						(in Baht)				
Balance at 1 January 2007		**5,455,346,265**	**4,295,763,142**	**376,224,720**	**(310,912,580)**	**213,505,767**	**3,491,818,951**	**13,521,746,265**	**55,922,995**	**13,577,669,260**
Changes in equity for 2007										
Partial sale of investment in a subsidiary	9 i)	-	-	-	151,270,988	-	-	151,270,988	-	151,270,988
Loss from increase in shareholding in an associate	9 j)	-	-	(30,000,000)	-	-	-	(30,000,000)	-	(30,000,000)
Translation loss relating to financial statements of foreign operations		-	-	-	(47,562,123)	-	-	(47,562,123)	-	(47,562,123)
Decrease in minority interests during the year		-	-	-	-	-	-	-	(17,830,177)	(17,830,177)
Legal reserve		-	-	-	-	200,347,577	(200,347,577)	-	-	-
Net income (expense) recognised directly in equity		-	-	(30,000,000)	103,708,865	200,347,577	(200,347,577)	73,708,865	(17,830,177)	55,878,688
Profit for the year		-	-	-	-	-	3,039,730,267	3,039,730,267	3,675,998	3,043,406,265
Total recognised income and expense		-	-	**(30,000,000)**	**103,708,865**	**200,347,577**	**2,839,382,690**	**3,113,439,132**	**(14,154,179)**	**3,099,284,953**
Issue of share capital										
Ordinary shares	*18*	5,748,205	1,470,388	-	-	-	-	7,218,593	-	7,218,593
Balance at 31 December 2007		**5,461,094,470**	**4,297,233,530**	**346,224,720**	**(207,203,715)**	**413,853,344**	**6,331,201,641**	**16,642,403,990**	**41,768,816**	**16,684,172,806**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries
(former name: Shin Satellite Public Company Limited)
Statements of Changes in Equity
For the years ended 31 December 2008 and 2007

		Consolidated financial statements								
		Equity holders of the Company							Minority interests	Total equity
				Unrealised cumulative gain on dilution of investment in a subsidiary		Retained earnings		Total		
	Note	Issued and paid-up share capital	Share premium		Currency translation changes	Appropriated to legal reserve	Unappro-priated			
						(in Baht)				
Balance at 1 January 2008		**5,461,094,470**	**4,297,233,530**	**346,224,720**	**(207,203,715)**	**413,853,344**	**6,331,201,641**	**16,642,403,990**	**41,768,816**	**16,684,172,806**
Changes in equity for 2008										
Translation loss relating to financial statements of foreign operations		-	-	-	105,956,167	-	-	105,956,167	1,336,061	107,292,228
Net income (expense) recognised directly in equity		-	-	-	105,956,167	-	-	105,956,167	1,336,061	107,292,228
Profit (loss) for the year		-	-	-	-	-	(713,186,307)	(713,186,307)	1,616,217	(711,570,090)
Total recognised income and expense		-	-	-	**105,956,167**	-	**(713,186,307)**	**(607,230,140)**	**2,952,278**	**(604,277,862)**
Issue of share capital										
Ordinary shares	*18*	18,593,230	4,756,142	-	-	-	-	23,349,372	-	23,349,372
Balance at 31 December 2008		**5,479,687,700**	**4,301,989,672**	**346,224,720**	**(101,247,548)**	**413,853,344**	**5,618,015,334**	**16,058,523,222**	**44,721,094**	**16,103,244,316**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

(former name: Shin Satellite Public Company Limited)

Statements of Changes in Equity

For the years ended 31 December 2008 and 2007

		Separate financial statements				
		Equity holders of the Company				
				Retained earnings		Total
	Note	Issued and paid-up share capital	Share premium	Appropriated to legal reserve	Unappro-priated	
				(in Baht)		
Balance at 1 January 2007		**5,455,346,265**	**4,295,763,142**	**213,505,767**	**1,881,648,147**	**11,846,263,321**
Changes in equity for 2007						
Legal reserve		-	-	200,347,577	(200,347,577)	-
Net income (expense) recognised directly in equity		**-**	**-**	**200,347,577**	**(200,347,577)**	**-**
Profit for the year		-	-	-	4,006,951,538	4,006,951,538
Total recognised income and expense		**-**	**-**	**200,347,577**	**3,806,603,961**	**4,006,951,538**
Issue of share capital						
Ordinary shares		5,748,205	1,470,388	-	-	7,218,593
Balance at 31 December 2007		**5,461,094,470**	**4,297,233,530**	**413,853,344**	**5,688,252,108**	**15,860,433,452**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries
(former name: Shin Satellite Public Company Limited)
Statements of Changes in Equity
For the years ended 31 December 2008 and 2007

		Separate financial statements				
		Equity holders of the Company				
				Retained earnings		Total
	Note	Issued and paid-up share capital	Share premium	Appropriated to legal reserve	Unappro-priated	
				(in Baht)		
Balance at 1 January 2008		**5,461,094,470**	**4,297,233,530**	**413,853,344**	**5,688,252,108**	**15,860,433,452**
Changes in equity for 2008						
Loss for the year		-	-	-	(1,440,836,512)	**(1,440,836,512)**
Total recognised income and expense		-	-	-	**(1,440,836,512)**	**(1,440,836,512)**
Issue of share capital						
Ordinary shares	18	18,593,230	4,756,142	-	-	**23,349,372**
Balance at 31 December 2008		**5,479,687,700**	**4,301,989,672**	**413,853,344**	**4,247,415,596**	**14,442,946,312**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries
(former name: Shin Satellite Public Company Limited)
Statements of Cash Flows
For the years ended 31 December 2008 and 2007

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
			(in Baht)		
Cash flows from operating activities					
Profit (loss) for the year		(713,186,307)	3,039,730,267	(1,440,836,512)	4,006,951,538
Adjustments for					
Allowance for doubtful account	*6*	150,724,490	44,752,824	127,550,092	22,003,648
Doubtful debts expense		-	6,042,207	-	6,042,207
Depreciation and amortisation	*11, 12*	2,541,821,866	2,643,387,094	2,170,691,148	2,199,630,902
Amortisation of finance cost	*15*	109,456,414	114,033,403	109,456,414	114,033,403
Interest income	*21*	(50,974,654)	(58,818,057)	(50,764,131)	(57,857,938)
Interest expense		449,960,751	808,926,938	379,257,398	686,256,121
Unrealised (gain) loss on exchange rate		240,844,553	(471,843,368)	299,518,992	(604,028,973)
Realised (gain) loss on exchange rate		(952,320)	(338,341,900)	(952,320)	(338,341,900)
Profit (loss) on minority interest inventory		(1,616,217)	3,675,998	-	-
(Reversal of) allowance for obsolete		28,302,705	(8,549,763)	18,433,953	(9,957,553)
(Gain) loss on disposal of property and equipment		(943,236)	738,498	(943,229)	(39,895,403)
(Gain) loss on impairment of property and equipment		-	1,398,165	-	-
Gain from sale of long-term investment	*4 and 9 i)*	-	(5,126,732,155)	-	(6,541,165,760)
Write-off property and equipment	*11*	20,562,782	1,170,988	715,945	1,118,415
Share of profits from investments accounted for using the equity method	*9*	(67,204,519)	(105,215,936)	-	-
Investment value adjustment	*9*	-	-	121,373,338	-
Income tax	*24*	(261,216,625)	1,951,529,789	(404,753,002)	1,798,801,347
		2,445,579,683	2,505,884,992	1,328,748,086	1,243,590,054
Changes in operating assets and liabilities					
Trade accounts receivable and accrued income		(137,179,524)	332,517,605	(194,723,427)	272,232,856
Amounts due from related parties		(54,303,711)	(15,634,712)	(6,379,476)	(67,398,223)
Inventories		(32,261,490)	(211,414,885)	14,182,231	(105,324,649)
Prepaid insurance		11,723,205	62,528,776	12,693,758	63,941,614
Dividend receivable		-	-	-	(138,072,420)
Other current assets		57,800,049	(39,058,327)	54,102,535	(33,675,069)
Other non-current assets		(28,350,109)	(34,938,535)	(51,619,856)	(25,558,743)
Trade accounts payable		3,170,582	234,230,137	(50,536,685)	12,831,894
Amounts due to related parties		(7,807,857)	(15,073,097)	4,906,869	(7,580,726)
Advance receipts from customers		16,027,406	(22,481,995)	(52,863,900)	(77,088,590)
Accrued operating fee		29,749,999	45,298,215	18,624,575	(5,562,339)
Accrued expenses		40,286,734	41,390,205	(3,121,564)	5,058,113
Other current liabilities		(45,060,552)	(34,186,968)	(44,213,268)	(5,375,846)
Other non-current liabilities		11,956,926	(62,060,009)	3,404,556	(70,111,133)
Interest received		90,028,899	18,777,686	86,741,444	13,841,683
Interest paid		(470,140,275)	(818,434,690)	(398,790,429)	(693,572,675)
Income taxes paid		(174,496,339)	(252,872,472)	(74,647,252)	(67,550,232)
Net cash provided by (used in) operating activities		**1,756,723,626**	**1,734,471,926**	**646,508,197**	**314,625,569**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries
(former name: Shin Satellite Public Company Limited)
Statements of Cash Flows
For the years ended 31 December 2008 and 2007

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in Baht)			
Cash flows from investing activities					
Dividends received	*9 f)*	107,542,993	85,033,997	-	138,072,420
Net cash outflow on acquisition of subsidiaries	*9 a) and d)*	-	(1,563,750)	(12,100,870)	-
Receipts from sale of long-term investment	*9 b) and f)*	187,574,993	6,613,904,296	-	6,673,406,911
Income taxes paid from gain on sale of investment		(1,289,998,110)	-	(1,289,998,110)	-
Short-term loans and advance to related company		-	18,843	28,126,042	(203,230,820)
Payments for property and equipment		(754,299,096)	(1,360,295,908)	(180,325,038)	(292,781,649)
Payments for deferred charges		(1,016,295)	(10,630,698)	-	-
Payments for intangible assets		(91,494,914)	(33,118,528)	(27,407,092)	(26,023,944)
Proceeds from sales of property and equipment		1,080,573	4,636,868	1,080,573	142,044,039
Net cash provided by (used in) investing activities		**(1,840,609,856)**	**5,297,985,120**	**(1,480,624,495)**	**6,431,486,957**
Cash flows from financing activities					
Proceeds from increase in share capital	*18*	23,349,372	7,218,596	23,349,372	7,218,593
Proceeds from short-term borrowings	*15*	130,261,258	570,786,289	-	-
Proceeds from long-term borrowings of finance cost, net	*15*	298,138,738	6,580,692	3,084,112	6,580,692
Repayments of short-term borrowings	*15*	(185,118,714)	(521,891,984)	-	-
Repayments of long-term borrowings	*15*	(1,431,154,615)	(5,024,888,896)	(652,165,988)	(4,777,280,990)
Net cash provided by (used in) financing activities		**(1,164,523,961)**	**(4,962,195,303)**	**(625,732,504)**	**(4,763,481,705)**
Net increase (decrease) in cash and cash equivalents		**(1,248,410,191)**	**2,070,261,743**	**(1,459,848,802)**	**1,982,630,821**
Cash and cash equivalents at beginning of year		2,428,508,905	362,692,529	2,087,156,864	108,971,410
Effects of exchange rate changes on balances held in foreign currencies		(6,763,970)	(4,445,367)	(6,763,970)	(4,445,367)
Cash and cash equivalents at end of year	*5*	**1,173,334,744**	**2,428,508,905**	**620,544,092**	**2,087,156,864**
Supplementary information for cash flows					
Income taxes paid		1,464,494,449	252,872,472	1,364,645,362	67,550,232
Non-cash transactions					
Acquisition of property and equipment by issue of debt		943,465,404	82,612,463	3,577,325	9,381,445

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries
(Former name: Shin Satellite Public Company Limited)
Notes to the financial statements
For the years ended 31 December 2008 and 2007

Note	Contents
1	General information
2	Basis of preparation of the financial statements
3	Significant accounting policies
4	Related party transactions and balances
5	Cash and Cash equivalents
6	Trade accounts receivable and accrued income
7	Inventories
8	Other current assets
9	Investments in subsidiaries, jointly-controlled entities and associates
10	Long-term loan to another company
11	Property and equipment
12	Property and equipment under agreements for operation, deferred charges and intangible assets
13	Deferred tax
14	Other non-current assets
15	Interest-bearing liabilities
16	Trade accounts payable
17	Other current liabilities
18	Share capital, premium on share capital and warrants
19	Reserves
20	Segment information
21	Other income
22	Operating profit (loss)
23	Provident funds
24	Income tax
25	Promotional privileges
26	Earnings (loss) per share
27	Financial instruments
28	Commitments
29	Contingent liabilities
30	Events after the balance sheet date
31	Reclassification of accounts

These notes form an integral part of the financial statements.

The financial statements were authorised for issue by the directors on 19 February 2009.

1 General information

Shin Satellite Public Company Limited, the "Company", is incorporated in Thailand and has its registered office at 414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

At the Annual General Meeting of the Company shareholders, held on 9 April 2008, a resolution was passed approving the name change of the Company to "Thaicom Public Company Limited", which was registered with the Ministry of Commerce on 10 April 2008.

The Company was listed on the Stock Exchange of Thailand in January 1994.

The Company's major shareholder was Shin Corporation Public Company Limited (41.14% shareholding) which is incorporated in Thailand.

The Company, its subsidiaries, associate, and jointly controlled entities (Collectively referred to as "the Group") are primarily involved in transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, Internet data center services, Internet services, satellite uplink-downlink services, printing and publishing of business telephone directories, banner advertising, telephone network services, mobile contents, and engineering and development services on communication technology and electronics, which are mainly operated under agreements for operation.

The Group has operations in 9 countries; Thailand, Singapore, Cambodia, Lao PDR, Australia, New Zealand, the United States of America, Mauritius and the British Virgin Islands.

The Company obtained agreements for operation from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These agreements for operation have been transferred to the Ministry of Information Communication and Technology and will expire in 2021.

Details of the Company's subsidiaries and jointly controlled entities as at 31 December 2008 and 2007 were as follows:

Name of the entity	Type of business	Country of incorporation	Ownership Interest (%)	
			2008	2007
Direct subsidiaries				
DTV Service Company Limited (former name : Shin Broadband Internet (Thailand) Company Limited)	Providing meeting center via internet and broadband content services and sale of direct television equipment	Thailand	100	100
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	99.68	99.24

Name of the entity	Type of business	Country of incorporation	Ownership Interest (%)	
			2008	2007
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	70	70
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	70	70
IPSTAR International Pte Limited	Providing iPSTAR transponder services	Singapore	100	100
IPSTAR Global Services Company Limited	Providing iPSTAR transponder service	Mauritius	100	100
Cambodian DTV Network Limited	Sale of direct television equipment	Cambodia	100	-
Indirect subsidiaries				
Subsidiary of DTV Service Company Limited				
NTU (Thailand) Company Limited	Provide organizing services related to conduct training, educational seminar and spread the various kind of knowledge.	Thailand	88.52	71.85
Subsidiaries of iPSTAR Company Limited				
IPSTAR Australia Pty Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in Australia.	Australia	100	100
IPSTAR New Zealand Company Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in New Zealand	New Zealand	100	100

Name of the entity	Type of business	Country of incorporation	Ownership Interest (%) 2008	Ownership Interest (%) 2007
Jointly-controlled entities				
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	51	51
Subsidiaries of Shenington Investments Pte Limited				
Mfone Company Limited (former name: Cambodia Shinawatra Company Limited)	Providing fixed line, mobile phone and Internet services	Cambodia	51	51
Jointly- controlled of Shenington Investments Pte Limited				
Lao Telecommunications Company Limited	Providing fixed line, mobile phone, public phone, public international facilities and Internet services	Lao PDR	24.99	24.99

2 Basis of preparation of financial statements

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The financial statements are prepared in accordance with Thai Accounting Standards ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP") and with generally accepted accounting principles in Thailand under the Accounting Profession Act B.E.2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E.2535.

The Group has adopted the following new and revised Thai Accounting Standards (TAS) which were issued by the FAP during 2007 and effective for accounting periods beginning on or after 1 January 2008:

TAS 25 (revised 2007)	*Cash Flow Statements*
TAS 29 (revised 2007)	*Leases*
TAS 31 (revised 2007)	*Inventories*
TAS 33 (revised 2007)	*Borrowing Costs*
TAS 35 (revised 2007)	*Presentation of Financial Statements*

TAS 39 (revised 2007)	*Accounting Policies, Changes in Accounting Estimates and Errors*
TAS 41 (revised 2007)	*Interim Financial Reporting*
TAS 43 (revised 2007)	*Business Combinations*
TAS 49 (revised 2007)	*Construction Contracts*
TAS 51	*Intangible Assets*

The adoption of these new and revised TAS does not have any material impact on the consolidated or separated financial statements except TAS 43 (revised 2007) "Business Combinations" requires that the acquirer shall, at the acquisition date, recognize goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses. Transitional provisions shall be applied to any goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to discontinue amortising such goodwill; eliminate the carrying amount of the related accumulated amortisation with a corresponding decrease in goodwill; and from the beginning of the first annual period beginning on or after 1 January 2008 test all goodwill arising from business combinations for impairment in accordance with TAS 36 "Impairment of Assets". The change of accounting policy by the Group has no effect on the separate financial statements of the Company.

The FAP has issued during 2008 a number of revised TAS which are only effective for financial statements beginning on or after 1 January 2009 and have not been adopted in the preparation of these financial statements. These revised TAS are as follows:

TAS 36 (revised 2007)	*Impairment of Assets*
TAS 54 (revised 2007)	*Non-current Assets Held for Sale and Discontinued Operations*

The adoption and initial application of these revised TAS is not expected to have any material impact on the consolidated or separate financial statements.

The financial statements are presented in Thai Baht, rounded in the notes to the financial statements to the nearest thousand unless otherwise stated. They are prepared on the historical cost basis except as stated in the accounting policies.

The preparation of financial statements in conformity with TAS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These judgements, estimates and assumptions are based on historical experience and various other factors, including management's assessment of the potential impact on the Group's operations and financial position of the economic crisis. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Information about significant areas of estimates and assumptions in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements is as follows:

- The allowance for doubtful accounts is assessed primarily on analysis of payment histories and future expectations of customer payments (note 6).
- Net realisable value of inventory is estimated by the expected selling price, less relevant expenses (note 7).
- The estimated useful lives of fixed assets including building, property and equipment, property and equipment under operating agreements and intangible assets are based on future economic benefits of assets or, if it is shorter, the lease term (note 11and 12).
- The measurement of the recoverable amounts of building, property and equipment, property and equipment under operating agreements and intangible assets containing goodwill is assessed by the net present value of estimated future cash flow that occur from continuing to use such assets or the asset's selling price less relevant expenses, whichever is higher (note 11and 12).
- Lease classification where the Group assumes substantially all the benefits and risks of ownership are transferred to lessee is classified as finance leases. While leases not transferring a significant portion of the risks and rewards of ownership are classified as operating leases (note 11).
- The utilisation of deferred tax assets derived from tax losses are recognised to the extent that it is probable that future taxable profit will be available against such deferred tax assets which can be utilized (note 13).
- Provisions and contingencies are recognized when there is a probability that the Group's resources will be required to settle. Provisions are measured at the present value at the balance sheet date. (note 28 and 29).
- The measurement of fair values of financial derivative; foreign currency forward contracts are determined by using forward exchange market rates at the balance sheet date. The fair values of cross currency and interest rate swap contracts are determined by using reference rate from commissioner at the balance sheet date (note 27).

3 Significant accounting policies

(a) Basis of consolidation

The consolidated financial statements relate to the Company and its subsidiaries and jointly-controlled entities (together referred to as the "Group") and the Group's interests in associates.

Significant intra-group transactions between the Company and its subsidiaries and jointly-controlled entities are eliminated on consolidation.

Subsidiaries

Subsidiaries are those companies controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Jointly-controlled entities

Jointly-controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's proportionate share of the entities' assets, liabilities, revenue and expenses combined with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases.

Associates

Associates are those companies in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Business combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Gain (loss) on dilution from investment

Dilution gains or losses that arise on shares issued by subsidiaries, jointly-controlled entities or associates to third parties are recognized as an unrealised gain (loss) on dilution of investment which is presented in equity in the balance sheet in consolidated financial statements.

(b) Foreign currencies

Transactions denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing on the transaction dates. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statements.

Statements of income and cash flows of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates ruling on the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign entities are taken to equity. On disposal of a foreign entity, accumulated currency translation differences are recognised as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of foreign entities are stated at exchange rates ruling on the balance sheet date.

(c) Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, short-term investments, trade receivables, amounts due from related parties, short-term loans and advances to related parties, deposits, long-term loan to another company, trade creditors, accounts payable-property and equipment, amounts due to related parties, and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange and interest rates. These instruments mainly comprise :

Derivative instruments

Derivative instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The changes in the fair value are recognised immediately in the statement of income.

Fair value estimation

The fair values of foreign currency forward contracts and foreign currency option contracts are determined using forward exchange market rates at the balance sheet date.

Disclosures related to financial instruments to which the Group is a party are provided in Note 27.

(d) Cash and cash equivalents

Cash and cash equivalents in the statements of cash flows comprise cash balances, call deposits and highly liquid short-term investments. Bank overdrafts that are repayable on demand are a component of operating activities for the purpose of the statement of cash flows.

(e) Trade and other accounts receivable

Trade and other accounts receivable are stated at their invoice value less allowance for doubtful accounts.

The allowance for doubtful accounts is assessed primarily on analysis of payment histories and future expectations of customer payments. Bad debts are written off when incurred and recognized in the statement of income as selling and administrative expenses.

(f) Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the weighted average method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as taxes and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity), but excludes borrowing costs. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses. Allowance is made, where necessary, for obsolete, slow-moving and defective inventories.

(g) Investments

Investments in subsidiaries, jointly-controlled entities and associates

Investments in subsidiaries, jointly-controlled entities and associates in the separate financial statements of the Company are accounted for using the cost method. Investments in associates in the consolidated financial statements are accounted for using the equity method.

(h) Property and equipment

All property and equipment is initially recorded at cost, and subsequently stated at historical cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual values over its estimated useful life as follows:

Leasehold land	30	years
Buildings and improvements	5-10	years
Equipment	5-10	years
Furniture and fixtures	5	years
Office equipment	5	years
Computer equipment	3-5	years
Motor vehicles	5	years

Borrowing costs to finance the construction of property and equipment are capitalised during the period of time that is required to complete and prepare the property and equipment for its intended use as part of the cost of the asset. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining in operating profit.

Repair and maintenance expenses are charged to the income statements during the financial year in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

(i) Property and equipment under agreements for operation

Property and equipment under agreements for operation comprises satellites, commanding and monitoring stations, and other operational equipment, where title has been transferred to the Government agency. They are amortised using the straight-line method over the shorter of the estimated useful lives of satellites and other related assets, or the operation period, ranging from 5 to 27.5 years. Property and equipment under agreements for operation is not revalued. Its carrying amount is reviewed annually and adjusted for impairment where it is considered necessary.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

(j) Deferred charges

Deferred charges principally represent rights to the use of equipment and costs of equipment provided to certain overseas customers in connection with the utilisation of transponder services. The rights to the use of the equipment is amortised using the straight-line method over 5 years. The cost of equipment provided to certain overseas customers in connection with the utilisation of transponder services, which is a transfer of equipment to customers at the end of the service agreement, is amortised on the straight-line basis over the period of each service agreement.

(k) Intangible assets

Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Group's share of the identifiable net assets acquired over the cost of acquisition. The Group has changed its accounting policy for goodwill with effect from 1 January 2008 as discussed in note 2.

Acquisitions prior to 1 January 2008
Goodwill represents the amount recognised under the Group's previous accounting policy under which goodwill and negative goodwill was stated at cost less accumulated amortisation and impairment losses

Acquisitions on or after 1 January 2008
Goodwill is stated at cost. Negative goodwill is recognised immediately in the statement of income.

Subsequent measurement
Goodwill is measured at cost less impairment losses. In respect of equity accounted investments, the carrying amount of goodwill is included in the carrying amount of the investment.

Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are stated at cost less accumulated amortisation and impairment losses.

The cost of other intangible assets comprises the development of IPSTAR technology, expenditure on acquired software, patents, trademarks and licenses and is amortised using the straight-line method over their period of their benefits of related assets for a period of 5 to 15.75 years.

Specific software is recognised as assets when acquired and operate to intended purposes and is amortised using the straight-line method over their expected benefits for a period of 3 - 5 years.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line method over the period of their expected benefit, not exceeding 20 years.

(l) Impairment

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts estimated.

Goodwill and other intangible assets with indefinite useful lives, and intangible assets not yet available for use, are tested for impairment annually and as and when indicators of impairment are identified.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. The impairment loss is recognized in the statement of income.

Calculation of recoverable amount

The recoverable amount of assets is the greater of the assets' net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss in respect of an asset is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. An impairment loss in respect of goodwill is not reversed.

(m) Long-term lease agreements

Leases - where the Group is the lessee

Leases of property and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other payables. The interest element of the finance charge is charged to the income statements over the lease period. The property and equipment acquired under finance leasing contracts are depreciated over the shorter of the estimated useful life of the assets or the lease term. However, if there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, depreciation is calculated over the estimated useful life of the assets.

Leases not transferring a significant portion of the risks and rewards of ownership to the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statements on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

Leases - where the Group is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

(n) Interest-bearing liabilities

Interest-bearing liabilities are recognised initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the statement of income over the period of the borrowings on an effective interest basis.

(o) Employee Benefit

The Group operates a provident fund, which is a defined contribution plan. The assets of which are held in a separate trust fund which is managed by external fund manager. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions to the provident fund are charged to the statements of income in the year to which they relate. However, the Group does not provide for employment benefits payable to employees under the Thai Labour Law.

Warrants granted to directors and employees of the Group are recongised when they are exercised.

(p) Provisions

Provisions are recognised when there is a probability that the Group's resource will be required to settle. Provision are measured at the present value at the balance sheet date.

(q) Revenue

Revenue excludes value added taxes and is arrived at after deduction of trade discounts.

Sale of goods and services rendered

Revenue is recognised in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there is continuing management involvement with the goods or there are significant uncertainties regarding recovery of the consideration due, associated costs or the probable return of goods.

Revenue and cost of sales of gateway equipment with installation are recognized using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

Revenue from rendering transponder services and services related to the satellite business, Internet services, and other business related to the Internet business, and telephone services is recognised when the said services are provided to customers.

Revenue from leases on equipment is recognised over the period and at the rate of the leasing contract.

Revenue arising from royalties is recognised on an accrual basis in accordance with the substance of the relevant agreements.

Interest and dividend income

Interest income is recognised in the statement of income as it accrues. Dividend income is recognised in the statement of income on the date the Group's right to receive payments is established.

(r) Expenses

Operating leases

Payments made under operating leases are recognised in the statement of income on a straight line basis over the term of the lease. Contingent rentals are charged to the statement of income for the accounting period in which they are incurred.

Finance costs

Interest expenses and similar costs are charged to the statement of income for the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to be prepared for its intended use or sale. The interest component of finance lease payments is recognised in the statement of income using the effective interest rate method.

(s) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the statement of income except to the extent that it relates to items recognised directly in equity.

Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax

Deferred tax is provided, using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profit will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

4 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Company and close members of the family of these individuals, and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.14% (*2007: 41.28%*) of the Company's shares. Transactions with Shin Group, Cedar Group, Aspen Group, and Temasek Group are recognised as related party transactions of the Group.

Sales and service transactions with related parties were conducted under normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

Significant transactions for the years ended 31 December 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in thousand Baht)			
Revenues				
Revenues from sale of goods and rendering of services				
Subsidiaries	-	-	950,024	718,410
Associate	4,885	6,998	4,844	6,277
Jointly-controlled entities	40,752	20,424	54,031	64,857
Related parties under common control	59,790	63,254	51,888	53,702
Gain on sales of investment				
Jointly-controlled entities	-	5,126,732	-	6,541,166
Other income				
Subsidiaries	-	-	65,840	73,260
Associate	-	2	-	2
Jointly-controlled entities	1,424	434	2,493	33,853
Total revenue	**106,851**	**5,217,844**	**1,129,120**	**7,491,527**

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Expenses				
Purchases of goods and services				
Subsidiaries	-	-	43,972	48,366
Associate	23,502	22,917	17,980	17,504
Jointly-controlled entities	4,492	21	9,167	102
Related parties under common control	835	4,052	835	4,052
Other related party	15,164	19,177	15,164	19,177
Selling and administrative expenses				
Parent company	-	613	-	-
Subsidiaries	-	-	1,229	831
Associate	5,019	4,211	4,720	4,171
Jointly-controlled entities	1,719	6,308	3,508	12,878
Related parties under common control	21,301	15,410	14,796	10,586
Directors' remuneration				
Directors	7,776	7,522	7,245	6,945
Total expenses	**79,808**	**80,231**	**118,616**	**124,612**

Balance as at 31 December 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Subsidiaries	-	-	206,606	110,041
Associate	3,665	430	3,636	397
Jointly-controlled entities	11,757	20,725	5,750	36,422
Related parties under common control	3,645	4,328	-	-
Total	19,067	25,483	215,992	146,860
Accrued income - related parties				
Subsidiaries	-	-	135,031	64,915
Associate	15,205	10,346	15,205	10,346
Jointly-controlled entities	2,303	11,175	3,187	18,494
Related parties under common control	2,280	2,395	-	-
Total	19,788	23,916	153,423	93,755
Total trade accounts receivable and accrued income - related parties	**38,855**	**49,399**	**369,415**	**240,615**

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Amounts due from related parties				
Subsidiaries	-	-	79,023	44,648
Associate	68,601	-	1,074	-
Jointly-controlled entities	2,278	16,550	4,483	33,549
Related parties under common control	-	22	-	-
Other related party	-	3	-	3
Total	**70,879**	**16,575**	**84,580**	**78,200**
Other current assets - related parties				
Subsidiaries	-	-	7,748	4,079
Related parties under common control	281	281	281	281
Total	**281**	**281**	**8,029**	**4,360**
Short-term loans and advance to a subsidiary and an associate				
Subsidiary	-	-	168,805	200,255
Total	-	-	**168,805**	**200,255**

As at 31 December 2008, the short-term loan to a subsidiary bears interest at the rate of 5.14-6.58 % per annum *(2007: 6.52 – 6.58%* per annum*)* and is repayable within three months.

Movement of short-term loan and advance to a subsidiary for the year ended 31 December 2008 and 2007 were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
At 1 January	-	**19**	**200,255**	**19**
Increase	-	-	172,129	203,250
Decrease	-	(19)	(200,255)	(19)
Unrealised loss on exchange rate	-	-	(3,324)	(2,995)
At 31 December	-	-	**168,805**	**200,255**

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Trade accounts payable – related parties				
Subsidiaries	-	-	10,165	30,379
Associate	25,234	26,896	17,574	22,821
Jointly-controlled entities	249	249	332	332
Related parties under common control	9,065	649	492	551
Other related party	4,306	-	4,306	-
Total	**38,854**	**27,794**	**32,869**	**54,083**
Amounts due to related parties				
Subsidiaries	-	-	18,812	2,434
Associate	-	2,029	-	1,957
Jointly-controlled entities	2,845	6,223	5,807	12,699
Related parties under common control	1,743	2,546	855	536
Other related party	1,344	2,942	-	2,942
Total	**5,932**	**13,740**	**25,474**	**20,568**
Advances receipts from customers - related parties				
Related parties under common control	27,345	59,825	27,345	57,569
Total	**27,345**	**59,825**	**27,345**	**57,569**
Accrued expenses - related parties				
Associate	26	-	26	-
Related parties under common control	691	2,157	515	1,080
Total	**717**	**2,157**	**541**	**1,080**
Other non-current liabilities - related parties				
Jointly-controlled entities	40	40	54	54
Related parties under common control	-	27,345	-	27,345
Total	**40**	**27,385**	**54**	**27,399**

Warrants of Shin Corporation Public Company Limited granted to an executive director of the Company

Shin Corporation Public Company Limited, the parent company, issued warrants which are in registered form, are non-transferable and have no offering price, to directors who are management of the Company. The term of the warrant is not exceeding five years. As at 31 December 2008, the details were as follow:

	Issued date	Issued *(units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Last
ESOP - Grant I	27 March 2002	18,336,300	1 : 1.06942	16.645	Expired on 26 March 2007	
ESOP - Grant II	30 May 2003	12,222,100	1 : 1.11410	12.269	Expired on 30 May 2008	
ESOP - Grant III	31 May 2004	8,823,100	1 : 1.11410	32.681	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	8,329,800	1 : 1.09950	37.981	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	7,823,000	1 : 1.06582	35.353	31 July 2007	30 July 2011

Directors' remuneration

The directors' remuneration represents monthly compensation, annual remuneration, and meeting fees as approved by the shareholders of the Company at their Annual General Meetings.

Commitments with related parties

As at 31 December 2008, the Company had issued letters of comfort to the bankers of subsidiaries. Under the terms of the letters of comfort, the Company must hold its interests in its subsidiaries at the ratio as specified in the letters. The Company also confirms to the banks that the Company will provide necessary financial support to these subsidiaries to ensure that these subsidiaries will be able to meet their repayment obligations under their related loan agreements.

Significant agreements with related parties

a. The Company had entered into an agreement with a related party, under which the related party was committed to maintain accounting program service for a period of approximately one year to five years with an option to renew. The Company was committed to pay the related party for services in respect of the agreements at approximately Baht 7.32 million per year *(2007: approximately Baht 10.72 million per year).*

b. The Company had entered into an agreement with an associated company, under which the associate was committed to provide uplink data service for a period of approximately five years. The Company was committed to pay for the service in respect of the agreements at approximately Baht 16.15 million *(2007: approximately Baht 25.94 million).*

c. The Company had entered into an agreement with a jointly-controlled entity, under which the jointly-controlled entity was committed to be responsible for ensuring the IPSTAR gateway System perform in accordance with the industry standard and provide maintenance service for a period of approximately five years. The Company was committed to pay for the service in respect of the agreements at approximately USD 0.88 million *(2007: approximately USD 1.08 million).*

d. The Company and subsidiaries had entered into agreements with subsidiaries, under which the Company and subsidiaries were committed to pay royalty fee 1% of revenue from sale or lease of IPSTAR gateway, 1% of revenue from sale or lease of IPSTAR User terminal and 3% of revenue from sale or service of IPSTAR bandwidth.

e. The Company had entered into agreements with subsidiaries, associate and jointly-controlled entities, under which the Company was committed to provide transponder service, IPSTAR bandwidth service and advisory service. Subsidiaries, associate and jointly-controlled entities were committed to pay the Company for the service of the agreements at approximately USD 66.08 million *(2007: approximately USD 73.15 million and Baht 4.05 million).* The service fees of some contracts vary to the actual used or installed user terminal at the rate stated in the contract.

5 Cash and Cash equivalents

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in thousand Baht)			
Cash on hand	45,733	72,002	32,877	57,925
Current accounts and saving deposits held at call with banks	622,278	472,342	212,379	146,136
Fixed deposits	505,324	1,884,165	375,288	1,883,096
Total	**1,173,335**	**2,428,509**	**620,544**	**2,087,157**
The weighted average interest rate of deposit held banks and fixed deposits	**0.57%**	**3.48%**	**0.79%**	**3.72%**

6 Trade accounts receivable and accrued income

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Trade accounts receivable					
Related parties	*4*	19,067	25,483	215,992	146,860
Third parties		1,353,115	1,250,474	780,251	748,361
Total		**1,372,182**	**1,275,957**	**996,243**	**895,221**
Accrued income					
Related parties	*4*	19,788	23,916	153,423	93,755
Third parties		100,827	40,835	96,882	47,939
Total		**120,615**	**64,751**	**250,305**	**141,694**
Total trade accounts receivable and accrued income		**1,492,797**	**1,340,708**	**1,246,548**	**1,036,915**
Less allowance for doubtful accounts		(574,935)	(409,301)	(396,846)	(254,387)
Net		**917,862**	**931,407**	**849,702**	**782,528**
Bad and doubtful debts expenses for the year		**150,724**	**44,752**	**127,550**	**22,004**

Aging analyses for trade accounts receivable were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Within credit terms	354,467	235,800	210,892	137,932
Overdue:				
Less than 3 months	174,509	304,261	231,437	180,488
3 - 6 months	191,821	149,597	79,828	98,883
6 - 12 months	94,176	104,374	80,549	105,714
Over 12 months	557,209	481,925	393,537	372,204
Total	**1,372,182**	**1,275,957**	**996,243**	**895,221**
Less allowance for doubtful accounts	(574,935)	(409,301)	(396,846)	(254,387)
Net	**797,247**	**866,656**	**599,397**	**640,834**

The normal credit terms were granted by the Group ranging 30 days to 60 days. As at 31 December 2008, 35% of the total trade accounts receivable of the Company is the government sector.

7 Inventories

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Raw material and supplies	71,689	124,898	66,124	53,389
Work in process	11,807	45	-	45
Finished goods	468,317	421,916	310,227	321,065
Goods in transit	44,583	22,944	1,238	22,941
	596,396	569,803	377,589	397,440
Less allowance for obsolete inventories	(52,725)	(38,345)	(33,771)	(29,260)
Total	**543,671**	**531,458**	**343,818**	**368,180**

8 Other current assets

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
VAT receivable	7,917	18,637	-	-
Prepaid expenses	89,854	40,164	39,475	30,610
Advance payments	45,595	120,803	18,208	103,986
Deposits	33,977	28,926	24,129	24,023
Others	47,592	52,908	36,202	56,282
	224,935	261,438	118,014	214,901
Less impairment of assets	(6,867)	(6,914)	-	-
Total	**218,068**	**254,524**	**118,014**	**214,901**

9 Investments in subsidiaries, jointly-controlled entities and associates

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
At 1 January		676,232	686,050	882,059	1,014,300
Acquisition of ordinary shares		-	-	62,223	-
Share of net profits of investments - equity method		67,204	105,216	-	-
Loss from increase in shareholding in an associate	*9 j)*	-	(30,000)	-	-
Dividend income	*9 f)*	(175,070)	(85,034)	-	-
Sale of investment in subsidiary		-	-	-	(132,241)
Decrease from reduction of share capital of a subsidiary and an associate	*9 b), f)*	(187,575)	-	(148,494)	-
At 31 December		**380,791**	**676,232**	**795,788**	**882,059**

Investments in subsidiaries, jointly-controlled entities and associate as at 31 December 2008 and 2007, and dividend income from those investments for the years ended 31 December 2008 and 2007 were as follows:

	Consolidated financial statements													
	Ownership interest		Paid-up capital		Cost method		Equity method		Impairment		At equity-net		Dividend income	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	(%)		*(in million Baht)*											
Associate														
CS Loxinfo Public Company Limited and its subsidiaries	43.48	43.48	157.35	627.00	1,481.52	1,669.10	380.79	676.23	-	-	380.79	676.23	175.07	85.03
Total			**157.35**	**627.00**	**1,481.52**	**1,669.10**	**380.79**	**676.23**	**-**	**-**	**380.79**	**676.23**	**175.07**	**85.03**

Separate financial statements

	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	(%)				*(in million Baht)*							
Subsidiaries												
DTV Service Company Limited	100.00	100.00	Baht 398.79 million	Baht 947.29 million	398.79	947.29	-	(400.00)	398.79	547.29	-	-
Spacecode LLC	70.00	70.00	USD 4.29 million	USD 4.29 million	118.65	118.65	-	-	118.65	118.65	-	-
iPSTAR Company Limited	99.68	99.24	USD 2.00 million	USD 2.00 million	136.23	78.48	-	-	136.23	78.48	-	-
Star Nucleus Company Limited	70.00	70.00	-	-	-	-	-	-	-	-	-	-
IPSTAR International Pte Limited	100.00	100.00	SGD 20,000	-	0.45	-	-	-	0.45	-	-	-
IPSTAR Global Services Company Limited	100.00	100.00	USD 20,000	-	0.69	-	-	-	0.69	-	-	-
Cambodia DTV Network Company Limited	100.00	-	USD 100,000	-	3.34	-	-	-	3.34	-	-	-
Jointly-controlled entities												
Shenington Investments Pte Limited	51.00	51.00	SGD 14.66 million	SGD 14.66 million	137.64	137.64	-	-	137.64	137.64	-	138.07
Total					795.79	1,282.06	-	(400.00)	795.79	882.06	-	138.07

The following summarised financial information on associated companies which have been accounted for using the equity method.

	Ownership	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total revenues	Total expenses	Net Profit/(loss)
	(%)					*(in million Baht)*				
2008										
CS Loxinfo Public Company Limited and its subsidiaries	43.48	430.16	524.83	954.99	(419.68)	(124.72)	(544.40)	1,158.47	(1,025.76)	67.20
Total		**430.16**	**524.83**	**954.99**	**(419.68)**	**(124.72)**	**(544.40)**	**1,158.47**	**(1,025.76)**	**67.20**
2007										
CS Loxinfo Public Company Limited and its subsidiaries	43.48	525.51	504.23	1,029.74	(317.09)	(6.04)	(323.13)	1,130.37	(960.33)	105.22
Total		**525.51**	**504.23**	**1,029.74**	**(317.09)**	**(6.04)**	**(323.13)**	**1,130.37**	**(960.33)**	**105.22**

The following amounts represent 51% share of the assets, liabilities, revenues and net profit of the Shenington group which include share of Mfone Company Limited (former name : Cambodia Shinawatra Company Limited) and Lao Telecommunications Company Limited of 51% and 24.99%, respectively which have been included in the consolidated financial statements.

	Ownership	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total revenues	Total expenses	Net Profit/(loss)
	(%)					*(in million Baht)*				
2008										
Group of Shenington Investments Pte Limited	51	576.39	4,038.48	4,619.87	(828.41)	(1,416.97)	(2,245.38)	1,995.78	(1,339.72)	512.09
Total		**576.39**	**4,038.48**	**4,619.87**	**(828.41)**	**(1,416.97)**	**(2,245.38)**	**1,995.78**	**(1,339.72)**	**512.09**
2007										
Group of Shenington Investments Pte Limited	51	264.21	2,806.09	3,070.30	(762.22)	(636.51)	(1,398.23)	2,277.17	(803.14)	541.81
Total		**264.21**	**2,806.09**	**3,070.30**	**(762.22)**	**(636.51)**	**(1,398.23)**	**2,277.17**	**(803.14)**	**541.81**

Significant movements in investments in subsidiaries, jointly-controlled entities and associates during the year ended 31 December 2008 were as follows:

Subsidiaries

a) **Cambodian DTV Network Limited**

On 14 November 2007, at the board of directors' meeting of the Company, the board of directors passed a resolution to approve the incorporation of Cambodian DTV Network Limited ("CDN") in Cambodia. On 30 January 2008, CDN registered with the Ministry of Commerce of Cambodia with registered capital of Cambodian Riel 4 million (USD 1,000).

On 28 May 2008, CDN registered additional capital of Cambodian Riel 400 million (USD 100,000), divided into 1,000 shares of Cambodian Riel 400,000 each (USD 100).

b) **DTV Service Company Limited**

Shin Broadband Internet (Thailand) Company Limited changed its name to "DTV Service Company Limited" ("DTV"), which was registered with the Ministry of Commerce on 23 April 2008.

On 8 September 2008, the extraordinary shareholders' meeting of DTV Service Company Limited passed a resolution to approve the decrease of registered capital from Baht 947,285,000 to Baht 398,791,470 by reducing the 54,849,353 ordinary shares at Baht 10 each, in the proportion of shares held by the Company. As the result, registered capital of DTV is Baht 398,791,470, comprise 39,879,147 ordinary shares at Baht 10 each. The capital reduction of DTV was registered with the Ministry of Commerce on 3 November 2008.

c) **Acquisition of additional ordinary shares in NTU (Thailand) Company Limited**

On 28 August 2008, DTV Service Company Limited ("DTV") acquired an additional 19,999 ordinary shares in NTU (Thailand) Company Limited ("NTU") from Shin Corporation Public Company Limited at Baht 7 per share, equivalent to 16.67% of the paid-up share capital of NTU, at a total price of Baht 139,993. As a result of this acquisition, DTV owns interest in NTU 88.52%.

d) **Acquisition of additional ordinary shares in IPSTAR Company Limited**

In 2008, the company acquired an additional 885,878 ordinary shares in IPSTAR Company Limited ("IPST") at USD 1 per share, equivalent to 0.44% of the paid-up share capital of IPST, at a total price of USD 885,878. As a result of this acquisition, the company owns interest in IPST 99.68%. Goodwill recognised from the acquisition of ordinary shares of Baht 57.7 million is included in intangible assets in the consolidated financial statements (note12)

Associates

e) Acquisition of ordinary shares in Shineedotcom Company Limited

On 31 January 2008, AD Venture Company Limited ("ADV") acquired 2.4 million ordinary shares in Shineedotcom Company Limited ("Shinee") at Baht 6.29 per share, equivalent to 30% of the paid-up share capital of Shinee, at a total price of Baht 15.1 million. As a result of this acquisition, ADV increased its interest in Shinee from 70% to 100%.

f) Reduction in par value per share and dividend payment of CS Loxinfo Public Company Limited

At the annual general meeting of the shareholders of CS Loxinfo Public Company Limited ("CSL"), held on 9 April 2008, the shareholders passed a resolution to approve the decrease of paid-up capital from Baht 629,387,302 to Baht 157,346,825.50 and decrease of registered capital from Baht 660,849,474 to Baht 165,212,368.50 by reducing the par value of the company's shares from Baht 1 per share to Baht 0.25 per share, The capital reduction was registered with the Ministry of Commerce on 30 June 2008. The amount to be returned to shareholders of Baht 433,265,476.50 (net of treasury shares), was paid on 10 July 2008.

At the annual general meeting of the shareholders of CSL held on 9 April 2008, the shareholders approved the appropriation of dividends of Baht 0.20 per share, amounting to Baht 115.04 million. CSL paid dividend to shareholders on 2 May 2008.

At the Board of Directors of CSL meeting, held on 12 June 2008, a resolution was passed to approve the interim dividend payment for the first five-months of 2008 (January – May 2008) of Baht 0.23 per share totaling Baht 132.86 million. The interim dividend was paid on 10 July 2008.

At the Board of Directors of CSL meeting held on 9 December 2008, a resolution was passed to approve special interim dividend payment which derived from gain on liquidation of Loxley Information Services Company Limited and interim dividend of Teleinfo Media Public Company Limited of Baht 0.27 per share, amounting to Baht 155.98 million. The interim dividend was paid on 7 January 2009.

g) Loxley Information Services Company Limited

At the extraordinary shareholders' meetings No. 1/2008 and No. 2/2008, on 6 May 2008 and 21 May 2008 respectively, of Loxley Information Services Company Limited, a subsidiary of CS Loxinfo Public Company Limited, passed a resolution to approve the liquidation of Loxley Information Service Company Limited. It was registered with the Ministry of Commerce on 29 May 2008. Loxley Information Services Company Limited was completed and registered the liquidation with the Ministry of Commerce on 15 December 2008.

Jointly-controlled entities

h) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the Annual General Meeting of the shareholders of LTC held on 19 February 2008, the shareholders approved the appropriation of dividend from 2007 operation of USD 12 million.

At the Extraordinary General Meeting of the shareholders of LTC held on 26 July 2008, the shareholders approved the appropriation of interim dividend of USD 10 million.

Significant movements in investments in jointly-controlled entities and associates during the year ended 31 December 2007 were as follows:

i) Sale of investments in Shenington

At the extraordinary shareholders meeting of the Company no. 1/2007 on 4 July 2007, a resolution was passed to approve the sale of 7,182,420 shares in Shenington to Asia Mobile Holdings Pte Limited ("AMH"), equivalent to 49% of Shenington's total issued shares at the price of approximate USD 27.85 per share, totaling USD 200 million (approximately Baht 6,709 million). The Company sold the shares in Shenington and received cash from AMH on 25 July 2007. This transaction represents a related party transaction. Gain on sale of investment amounting to Baht 6,541 million and Baht 5,126 million has been recognised as other income in the company and consolidated income statements, respectively. Gain on disposals of investment presented in the company financial statements is different from the consolidated financial statements because of difference in book value of investment. The book value of investment in the company financial statements is presented according to the cost method, while the book value of investment in the consolidated financial statements included the share of net result from Shenington group.

According to the Shareholders' Agreement, Shenington is a jointly controlled entity between the Company and AMH therefore; Shenington has changed the status from a subsidiary to a jointly-controlled entity of the Company.

j) Treasury Shares Program of CSL

As at 22 November 2007, CSL has repurchased its 51.7 million ordinary shares (par value of Baht 1 each) or 8.3% of the total number of shares issued, as approved by its Board of Directors, for a total of Baht 222.1 million. As a result of this, the Group's percentage of shareholding in CSL has increased from 40.02% to 43.48% with unrealised loss of Baht 30 million. The unrealised loss is presented under shareholders' equity.

Commitment

According to the joint venture agreement between the Group and the Government of the Lao People's Democratic Republic, the Group must transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges or compensation, on the expiration date of the joint venture agreement in 2021.

10 Long-term loan to another company

The long-term loan to another company is unsecured and bears fixed interest rate; however the accumulated interest amount charged on this loan cannot exceed the amount specified in the agreement. The Company has already stopped charging the interest and recognising interest income because the accumulated interest charge reached the maximum interest charge as specified in the agreement. The loan will be settled by offsetting with the royalty fees that the Company is required to pay to the other company until the principal and interest of the loan is fully repaid.

11 Property and equipment

	Consolidated financial statements				
	Leasehold land & building	Equipment	Motor vehicles & Office equipment	Assets under construction	Total
			(in thousand Baht)		
As at 31 December 2007					
Cost	347,712	6,564,161	367,023	86,097	7,364,993
Less accumulated depreciation	(82,760)	(2,525,492)	(223,282)	-	(2,831,534)
Less accumulated impairment loss	-	(28,591)	-	-	(28,591)
Net book value	**264,952**	**4,010,078**	**143,741**	**86,097**	**4,504,868**
Transactions during the year Ended 31 December 2008					
Opening net book value	264,952	4,010,078	143,741	86,097	4,504,868
Additions	18,899	205,982	69,598	1,294,079	1,588,558
Disposals, net	-	(67)	(45)	-	(112)
Write-offs, net	(1,067)	(18,689)	(835)	-	(20,591)
Transfers, net	10,798	151,775	7,550	(181,062)	(10,939)
Depreciation charges	(31,734)	(607,795)	(61,240)	-	(700,769)
Foreign currency translation adjustment	(32,145)	153,251	1,887	31,241	154,234
Closing net book value	**229,703**	**3,894,535**	**160,656**	**1,230,355**	**5,515,249**
As at 31 December 2008					
Cost	335,410	7,136,971	433,874	1,230,355	9,136,610
Less accumulated depreciation	(105,707)	(3,213,844)	(273,218)	-	(3,592,769)
Less accumulated impairment loss	-	(28,592)	-	-	(28,592)
Net book value	**229,703**	**3,894,535**	**160,656**	**1,230,355**	**5,515,249**
Net book value					
Owned assets	264,952	4,010,078	136,132	86,097	4,497,259
Assets under finance leases	-	-	7,609	-	7,609
At 31 December 2007	**264,952**	**4,010,078**	**143,741**	**86,097**	**4,504,868**
Owned assets	229,703	3,894,535	151,307	1,230,355	5,505,900
Assets under finance leases	-	-	9,349	-	9,349
At 31 December 2008	**229,703**	**3,894,535**	**160,656**	**1,230,355**	**5,515,249**

As at 31 December 2008, the accumulated impairment loss of Baht 28.6 million *(2007: Baht 28.6 million)* comprised an impairment loss for analogue mobile telephone network of a jointly controlled entity which ceased its operation in 2005 amounting to Baht 16.2 million and an impairment loss for rural telephone network of another jointly controlled entity amounting to Baht 12.4 million.

As at 31 December 2008, property and equipment includes property and equipment under agreements for operation of a jointly controlled entity, Mfone Company Limited (Former name: Cambodia Shinawatra Company Limited) ("Mfone"), of approximately Baht 1,409 million *(2007: Baht 1,611 million)*. Mfone must transfer its ownership of the property and equipment to the government of Cambodia on the expiration date of the agreements for operation, on 4 March 2028 (Note 28 b).

			Separate financial statements		
	Leasehold land & building	Equipment	Motor vehicles & office equipment	Assets under construction	Total
			(in thousand Baht)		
As at 31 December 2007					
Cost	63,334	3,171,410	189,902	833	3,425,479
Less accumulated depreciation	(35,630)	(1,659,179)	(134,918)	-	(1,829,727)
Net book value	**27,704**	**1,512,231**	**54,984**	**833**	**1,595,752**
Transactions during the year ended 31 December 2008					
Opening net book value	27,704	1,512,231	54,984	833	1,595,752
Additions	1,014	151,952	17,091	2,968	173,025
Disposals, net	-	(67)	(45)	-	(112)
Write-offs, net	-	(4,748)	(516)	-	(5,264)
Transfers, net	-	(10,679)	1,640	-	(9,039)
Depreciation charges	(4,694)	(318,967)	(24,983)	-	(348,644)
Closing net book value	24,024	1,329,722	48,171	3,801	1,405,718
As at 31 December 2008					
Cost	64,348	3,290,782	192,782	3,801	3,551,713
Less accumulated depreciation	(40,324)	(1,961,060)	(144,611)	-	(2,145,995)
Net book value	**24,024**	**1,329,722**	**48,171**	**3,801**	**1,405,718**
Net book value					
Owned assets	27,704	1,512,231	47,375	833	1,588,143
Assets under finance leases	-	-	7,609	-	7,609
At 31 December 2007	**27,704**	**1,512,231**	**54,984**	**833**	**1,595,752**
Owned assets	24,024	1,329,722	40,243	3,801	1,397,790
Assets under finance leases	-	-	7,928	-	7,928
At 31 December 2008	**24,024**	**1,329,722**	**48,171**	**3,801**	**1,405,718**

Capital expenditure commitments

Capital expenditure contracted but not provided for at the balance sheet date were as follows:

	Currency	Consolidated financial statements 2008	2007	Separate financial statements 2008	2007
		(in thousand)			
IPSTAR Project	USD	693	844	693	844
	AUD	324	2	-	-
Telephone network	USD	15,393	35,818	-	-
Total	USD	16,086	36,662	693	844
	AUD	324	2	-	-
Total equivalent to Thai Baht		**572,227**	**1,242,286**	**24,315**	**28,611**

12 Property and equipment under agreements for operation, deferred charges, and intangible assets

	Consolidated financial statements				
	Property and equipment under agreements for operation	Deferred Charges	Good will	Other intangible assets	Total Intangible assets
	(in thousand Baht)				
As at 31 December 2007					
Cost	26,561,990	93,938	-	1,525,577	1,525,577
Less accumulated amortisation	(7,785,001)	(42,870)	-	(223,383)	(223,383)
Net book value	**18,776,989**	**51,068**	**-**	**1,302,194**	**1,302,194**
Transactions during the year en - 31December 2008					
Opening net book value	18,776,989	51,068	-	1,302,194	1,302,194
Additions	-	1,016	57,743	33,762	91,505
Write-off	-	(6,637)	-		-
Transfers, net	4,524	(31,474)	-		-
Amortisation charges for the year	(1,712,453)	(3,663)	-	(118,300)	(118,300)
Foreign currency translation adjustment	-	(245)	-	5,914	5,914
Closing net book value	**17,069,060**	**10,065**	**57,743**	**1,223,570**	**1,281,313**
As at 31 December 2008					
Cost	26,566,514	47,260	57,743	1,561,952	1,619,695
Less accumulated amortisation	(9,497,454)	(37,195)	-	(338,382)	(338,382)
Net book value	**17,069,060**	**10,065**	**57,743**	**1,223,570**	**1,281,313**

	Separate financial statements		
	Property and equipment under agreement for operation	Deferred Charges	Intangible assets
		(in thousand Baht)	
As at 31 December 2007			
Cost	26,561,990	22,161	1,368,549
Less accumulated amortisation	(7,785,001)	(5,541)	(208,250)
Net book value	**18,776,989**	**16,620**	**1,160,299**
Transactions during the year ended - 31December 2008			
Opening net book value	18,776,989	16,620	1,160,299
Additions	-	-	27,408
Write-off	-	(6,637)	-
Transfers, net	4,524	784	-
Amortisation charges for the year	(1,712,453)	(2,309)	(100,648)
Closing net book value	**17,069,060**	**8,458**	**1,087,059**
As at 31 December 2008			
Cost	26,566,514	10,623	1,395,957
Less accumulated amortisation	(9,497,454)	(2,165)	(308,898)
Net book value	**17,069,060**	**8,458**	**1,087,059**

13 Deferred tax

Deferred tax assets and liabilities determined after appropriate off-setting are included in the balance sheets as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Deferred tax assets	569,776	83,659	439,250	34,497
Deferred tax liabilities	(139,531)	(57,816)	-	-
Net	**430,245**	**25,843**	**439,250**	**34,497**

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The subsidiaries have tax loss carried forward to offset future taxable income, which is not recognised in the consolidated financial statements as follows:

	2008	**2007**
	(in thousand Baht)	
Year expired		
2008	-	78,142
2009	87,767	87,767
2010	42,007	42,007
2011	62,064	62,064
2012	43,629	43,629
2013	608	-
No expiry date	93,879	75,531
Total	329,954	389,140

Movements in deferred tax assets and liabilities during the year were as follows:

	Consolidated financial statements				
		Charged/(credited) to:		Decrease from change status from subsidiary to jointly-controlled entity	
	At 1 January 2008	Statement of income (*Note 24*)	equity		At 31 December 2008
		(in thousand Baht)			
Deferred tax liabilities					
Deferred charges	602	(44)	-	-	558
Amortisation assets under agreements for operation	79,772	55,521	4,238	-	139,531
Depreciation/amortization	2,971	(217)	-	-	2,754
Gain on foreign exchange	6,445	(7,875)	(19,260)	-	(20,690)
Others	19	(4)	(10)	-	5
Total	**89,809**	**47,381**	**(15,032)**	**-**	**122,158**
Deferred tax assets					
Loss carried forward	-	402,262	-	-	402,262
Allowance for doubtful accounts	18,570	2,487	6,082	-	27,139
Allowance for obsolete inventory	9,776	2,337	2,442	-	14,555
Depreciation	20,600	(89)	(344)	-	20,167
Deposits	21,252	2,917	-	-	24,169
Interest expense	10,538	4,739	(1,193)	-	14,084
Advance receipts from Customers	13,705	(3,454)	(6,941)	-	3,310
Others	21,211	18,263	7,243	-	46,717
Total	**115,652**	**429,462**	**7,289**	**-**	**552,403**
Net	**25,843**	**382,081**	**22,321**	**-**	**430,245**

	Consolidated financial statements				
		Charged/(credited) to:		Decrease from change status from subsidiary to jointly-controlled entity	
	At 1 January 2007	Statement of income (*Note 24*)	equity		At 31 December 2007
			(in thousand Baht)		
Deferred tax liabilities					
Deferred charges	645	(43)	-	-	602
Amortisation assets under agreements for operation	109,224	39,102	(7,013)	(61,541)	79,772
Depreciation/amortisation	3,188	(217)	-	-	2,971
Investment	14,149	(28,297)	14,148	-	-
Gain on foreign exchange	-	6,638	167	(360)	6,445
Others	-	(6,166)	6,185	-	19
Total	**127,206**	**11,017**	**13,487**	**(61,901)**	**89,809**
Deferred tax assets					
Loss carried forward	430,220	(430,653)	433	-	-
Allowance for doubtful accounts	3,791	17,347	(63)	(2,505)	18,570
Allowance for obsolete inventory	38,447	(27,939)	(40)	(692)	9,776
Depreciation	19,595	14,183	(110)	(13,068)	20,600
Deposits	20,227	1,025	-	-	21,252
Interest expense	9,114	8,924	(87)	(7,413)	10,538
Advance receipts from customers	10,605	8,430	656	(5,986)	13,705
Others	1,081	19,533	597	-	21,211
Total	**533,080**	**(389,150)**	**1,386**	**(29,664)**	**115,652**
Net	**405,874**	**(400,167)**	**(12,101)**	**32,237**	**25,843**

		Separate financial statements		
		Charged/(credited) to:		
	At 1 January 2008	Statement of income	equity	At 31 December 2008
		(in thousand Baht)		
Deferred tax liabilities				
Deferred charges	602	(44)	-	558
Depreciation/amortization	2,971	(217)	-	2,754
Total	**3,573**	**(261)**	-	**3,312**
Deferred tax assets				
Loss carried forward	-	402,262	-	402,262
Allowance for obsolete inventory	8,778	1,353	-	10,131
Deposits	21,252	2,917	-	24,169
Others	8,040	(2,040)	-	6,000
Total	**38,070**	**404,492**	-	**442,562**
Net	**34,497**	**404,753**	-	**439,250**

		Separate financial statements		
		Charged/(credited) to:		
	At 1 January 2007	Statement of income	equity	At 31 December 2007
		(in thousand Baht)		
Deferred tax liabilities				
Deferred charges	645	(43)	-	602
Depreciation/amortization	3,188	(217)	-	2,971
Total	**3,833**	**(260)**	-	**3,573**
Deferred tax assets				
Loss carried forward	430,220	(430,220)	-	-
Allowance for obsolete inventory	36,953	(28,175)	-	8,778
Deposits	20,266	1,026	-	21,252
Others	-	8,040	-	8,040
Total	**487,399**	**(449,329)**	-	**38,070**
Net	**483,566**	**(449,069)**	-	**34,497**

14 Other non-current assets

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Withholding taxes receivable	227,174	147,888	225,162	146,497
Tax assessment's deposits	288,779	232,213	288,780	232,213
Accounts receivable - others	44,202	37,992	15,328	17,486
	560,155	418,093	529,270	396,196
Less accumulated impairment loss	(38,929)	(38,929)	(38,929)	(38,929)
Total	**521,226**	**379,164**	**490,341**	**357,267**

15 Interest-bearing liabilities

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Current				
Short-term borrowings				
Loans from financial institutions	296,202	285,252	-	-
Trust Receipts	-	59,581	-	-
Total short-term borrowings	296,202	344,833	-	-
Current portion of long-term borrowings				
Loans from financial institutions	1,219,222	1,095,322	1,132,464	541,139
Loans from others	73,200	43,899	2,449	1,850
Total current portion of long-term borrowings	1,292,422	1,139,221	1,134,913	542,989
Non-current				
Long-term borrowings				
Loans from financial institutions	7,426,485	8,235,665	6,862,091	7,704,836
Loans from others	294,920	124,908	6,187	6,229
Total long-term borrowings	7,721,405	8,360,573	6,868,278	7,711,065
Total borrowings	**9,310,029**	**9,844,627**	**8,003,191**	**8,254,054**

The short-term borrowings are borrowings of subsidiaries from a commercial bank of USD 8.5 million, bearing interest based on margins over the Singapore Inter-Bank Offer Rate ("SIBOR") per annum. The principal will be repayable within six months. The Company had issued a letter of comfort to the bank to provide financial support (Note 4).

The long-term borrowings from financial insituitions are secured as discussed in the facility agreements in relation to the financing of the iPSTAR satellite and the Thaicom 5 satellite projects below. Loans from others are unsecured.

As at 31 December 2008, the Company had no outstanding guarantees relating to long-term loans from financial institution of its subsidiary *(2007: Baht 807 million).*

The movements in the borrowing can be analysed as follows:

		Consolidated financial statements		Separate financial statements	
	Note	2008	2007	2008	2007
		(in thousand Baht)			
For the year ended 31 December					
Opening net book value		9,844,627	15,946,294	8,254,054	13,861,677
Proceeds from short-term borrowings		130,261	570,786	-	-
Proceeds from finance leases		4,731	6,581	3,084	6,581
Proceeds from long-term borrowings, net of financial costs		293,408	-	-	-
Repayment of short-term borrowings		(185,119)	(521,892)	-	-
Repayment of long-term borrowings		(1,431,155)	(5,024,889)	(652,166)	(4,777,281)
Amotisation of finance costs	*22*	109,456	114,033	109,456	114,033
Increase from change in status from accounts payable - property and equipment		236,407	169,614	-	-
Decrease from change status from subsidiary to jointly-controlled entity		-	(381,809)	-	-
Realised gain on exchange rate		(952)	(338,342)	(952)	(338,342)
Unrealised gain on exchange rate		289,715	(612,614)	289,715	(612,614)
Foreign currency translation adjustment		18,650	(83,135)	-	-
Closing net book value		**9,310,029**	**9,844,627**	**8,003,191**	**8,254,054**

The interest rate exposure of the borrowings of the Group and the Company is as follows:

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in thousand Baht)			
Total borrowings:				
- at fixed rates	3,960,193	4,030,269	3,639,807	3,661,978
- at floating rates	5,349,836	5,814,358	4,363,384	4,592,076
Total	**9,310,029**	**9,844,627**	**8,003,191**	**8,254,054**
Weighted average interest rates:				
- Loans from financial institutions	3.88%	5.77%	3.88%	5.44%

The carrying amounts and fair value of long-term loans are as follows:

	Consolidated financial statements		**Separate financial statements**	
	Carrying amount	Fair value	Carrying amount	Fair value
	(in thousand Baht)			
As at 31 December 2008				
Long-term loans	9,310,029	8,994,683	8,003,191	8,119,154
As at 31 December 2007				
Long-term loans	9,844,627	8,788,224	8,254,054	7,677,587

The fair value of non-current borrowing is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings.

The periods to maturity of long-term borrowings net of financial costs as at 31 December were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in thousand Baht)			
Later than 1 year but not later than 2 year	1,994,041	1,584,415	1,759,896	1,092,223
Later than 2 years but not later than 5 years	4,923,963	4,122,196	4,413,666	3,999,149
Later than 5 years	803,401	2,653,962	694,716	2,619,693
Total	**7,721,405**	**8,360,573**	**6,868,278**	**7,711,065**

Credit facilities

As at 31 December 2008, available credit facilities for loans from local and overseas banks are Baht 1,344.8 million and USD 22.5 million (2007: Baht 1,199 million and USD 6.5 million).

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, the Company entered into a USD 389.3 million credit agreement, which comprises three agreements as follows:

a. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States.

b. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

c. Loan credit agreement from another group of commercial banks for USD 125 million. This has no guarantor.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. The Company is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest was changed from semi-annually to monthly. The monthly repayments of loans principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

Facility agreement in relation to the financing of the Thaicom 5 satellite project

The Company entered into credit agreements guaranteed by the French export and import bank for the purpose of the Thaicom 5 satellite project on 8 August 2005 and 13 October 2005 amounting to USD 33.01 million with 8.75 years and USD 38.36 million with 8.58 years, respectively. These credit agreements bear interest at fixed rates. The Company must comply with the conditions in the aforesaid credit agreements with regards to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The initial repayment of principal will be six-month after the In - Orbit Acceptance of the Thaicom 5 satellite.

Facility agreement in relation to the financing of iPSTAR satellite and Thaicom 5 satellite projects after rescheduling of the loan repayment

The Company entered into the amendment of loan credit agreements for the iPSTAR satellite and Thaicom 5 satellite projects on 28 March 2008. According to the amendment of the agreements, the Company has to comply with the conditions in the aforesaid amendment of loan credit agreements to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The repayment of principal will be semi-annual in May and November of each year. Payment of interest will be every 3 months in February, May, August and November.

The aforesaid amendments of loan credit agreements bear interest at various rates. The interest rates are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of 3 months and fixed rates ranging from 3.55% to 5.50% per annum. According to the amendments, the Company has started repayments of loans principals to the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur from 15 May 2008 to 15 November 2013, to other commercial bank from 15 May 2008 to 15 May 2010 and to loan for Thaicom 5 satellite projects from 15 May 2008 to 15 May 2015.

The final repayment for iPSTAR satellite and Thaicom 5 projects are as follow:

	Principal (million USD) As at 31 December 2008	Principal repayment terms	Final principal repayment due
iPSTAR satellite project			
- US Ex-IM Bank Facility Agreement	104.42	Semi-annual	November 2013
- COFACE Facility Agreement	46.34	Semi-annual	November 2013
- Commercial Loan Facility Agreement	30.99	Semi-annual	May 2010
Thaicom 5 satellite project			
- COFACE Facility Agreement	60.20	Semi-annual	May 2015
Total	241.95		

16 Trade accounts payable

	Note	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
		(in thousand Baht)			
Related parties	*4*	38,854	27,794	32,869	54,083
Other parties		478,206	486,095	267,211	296,534
Total		**517,060**	**513,889**	**300,080**	**350,617**

17 Other current liabilities

	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
	(in thousand Baht)			
Deposits from customers	45,212	55,472	31,469	44,367
Other taxes	45,629	30,742	15,802	19,313
Other payables	59,093	77,387	36,525	64,329
Total	**149,934**	**163,601**	**83,796**	**128,009**

18 Share capital, premium on share capital and warrants

	Par value per share (Baht)	Number of shares	Amount
		(thousand shares / thousand Baht)	
Registered capital			
At 31 December 2008 And 2007			
Ordinary shares	*5*	**1,132,082**	**5,660,412**

	Par value per share (Baht)	Number of shares	Amount	Number of shares	Amount
		(thousand shares / thousand Baht)			
Issued and paid up					
At 1 January 2550					
Ordinary shares	*5*	1,091,069	5,455,346	4,295,763	9,751,109
Issue of new shares	*5*	1,150	5,748	1,471	7,219
At 31 December 2550					
Ordinary shares	*5*	**1,092,219**	**5,461,094**	**4,297,234**	**9,758,328**
Issued and paid up					
At 1 January					
Ordinary shares	*5*	1,092,219	5,461,094	4,297,234	9,758,328
Issue of new shares	*5*	3,719	18,594	4,756	23,350
At 31 December					
Ordinary shares	*5*	**1,095,938**	**5,479,688**	**4,301,990**	**9,781,678**

Warrants

As at 31 December 2008, the Company had five ESOP schemes for the directors and employees of the Company and its subsidiaries. The warrants are in registered form and are non-transferable. The terms of the warrants do not exceed five years and there is no offering price. The exercise price and period are detailed below:

	Issued date	Issued *(million units)*	Exercise ratio *(unit : share)*	Exercise Price *(Baht/share)*	Exercise period First	Exercise period Last
ESOP – Grant I	27 March 2002	8.00	1 : 2.04490	13.081	Expired on 26 March 2007	
ESOP – Grant II	30 May 2003	4.40	1 : 2.04490	6.279	Expired on 31 May 2008	
ESOP – Grant III	31 May 2004	5.89	1 : 1.02245	13.913	31 May 2005	31 May 2009
ESOP – Grant IV	31 May 2005	7.56	1 : 1.02245	16.441	31 May 2006	31 May 2010
ESOP - Grant V	31 May 2006	10.03	1 : 1.00000	11.870	31 May 2007	31 May 2011

During 2008, the warrant holders had exercised their rights to buy the Company's common shares as follows:

Exercise date	Warrants Exercised *(Units)*	Common shares issued *(shares)*	Cash receipt from exercise *(Baht)*	Registration date of increase of share capital
Year 2008				
29 February 2008	114,400	233,936	1,468,884	4 March 2008
31 March 2008	584,800	1,195,857	7,508,783	2 April 2008
30 April 2008	708,500	1,448,810	9,097,077	6 May 2008
23-29 May 2008	410,800	840,043	5,274,628	3 June 2008
	1,818,500	3,718,646	23,349,372	

Movements in the number of warrants outstanding for the years ended 31 December 2008 are as follows:

	Opening balance 1 Jan 08	Issue during the year	Exercise during the year	Expired during the year	Closing Balance 31 Dec 08
			(in thousand unit)		
ESOP - Grant II					
Directors	1,555	-	(1,555)	-	-
Employees	364	-	(264)	(100)	-
Total	**1,919**	-	**(1,819)**	**(100)**	-
ESOP - Grant III					
Directors	1,754	-	-	-	1,754
Employees	4,140	-	-	-	4,140
Total	**5,894**	-	-	-	**5,894**
ESOP - Grant IV					
Directors	2,967	-	-	-	2,967
Employees	4,595	-	-	-	4,595
Total	**7,562**	-	-	-	**7,562**
ESOP - Grant V					
Directors	1,099	-	-	-	1,099
Employees	8,934	-	-	-	8,934
Total	**10,033**	-	-	-	**10,033**
Grand Total	**25,408**	-	**(1,819)**	**(100)**	**23,489**

Compensation costs related to the warrants are not recognised in these financial statements for the fair value of the non-exercised warrants granted.

19 Reserves

Share premium

Section 51 of the Public Companies Act B.E. 2535 requires companies to set aside share subscription monies received in excess of the par value of the shares issued to a reserve account ("share premium"). Share premium is not available for dividend distribution.

Currency translation changes

The currency translation changes recognised in equity relate to foreign exchange differences arising from translation of the financial statements of foreign operations to Thai Baht.

Legal reserve

Section 116 of the Public Companies Act B.E. 2535 Section 116 requires that a company shall allocate not less than 5% of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorised capital. The legal reserve is not available for dividend distribution.

20 Segment information

Segment information is presented in respect of the Group's business and geographic segments based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Services relating to the satellite business and the transponder services segment
Segment 2	Sales and services relating to the Internet and media business
Segment 3	Sales and services relating to the telephone network business in Cambodia and the Lao People's Democratic Republic.
Segment 4	Others

Geographic segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers.

The areas of operation in Thailand are principally satellite business services, internet and media services and printing and publishing of business telephone directories services. Cambodia and Lao PDRs' main activities are sales and services relating to telephone network business and satellite business services. Australia main activities are sales and services relating to satellite business.

The Group comprises the following main geographic segments:

Segment 1	Thailand
Segment 2	Cambodia
Segment 3	The Lao People's Democratic Republic.
Segment 4	Australia
Segment 5	Others

Business segment results

	Satellite business services		Internet services and media		Telephone network		Others		Consolidation eliminations		Consolidated financial statements	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
						(in thousand Baht)						
Revenues	4,664,112	4,188,435	500,479	254,845	1,930,327	2,211,875	-	-	(81,950)	(220,070)	7,012,968	6,435,085
Shares of net results from Associate	-	-	67,205	105,216	-	-	-	-	-	-	67,205	105,216
Allocated costs and expenses	(5,723,491)	(5,640,249)	(533,999)	(246,607)	(1,230,047)	(1,434,620)	(52,788)	(15,644)	238,645	342,072	(7,301,681)	(6,995,048)
Segment results	(1,059,379)	(1,451,814)	33,685	113,454	700,280	777,255	(52,788)	(15,644)	156,695	122,002	(221,508)	(454,747)
Gain on sales of investment											-	5,126,732
Other income											67,993	81,757
Gain on foreign exchange											(369,311)	1,050,120
Gain before interest expenses and income tax											(522,826)	5,803,862
Interest expense											(449,961)	(808,926)
Operating gain											(972,787)	4,994,936
Income tax											261,217	(1,951,530)
Minority interests											(1,616)	(3,676)
Net profit											**(713,186)**	**3,039,730**
Segment assets	24,863,315	27,538,054	302,223	246,204	4,322,054	3,023,344	181,096	18,713	(1,628,219)	(1,401,068)	28,040,469	29,425,247
Associated											380,791	676,231
Total assets											**28,421,260**	**30,101,478**

Thaicom Public Company Limited and its Subsidiaries
(Former name: Shin Satellite Public Company Limited)
Notes to the financial statements
For the years ended 31 December 2008 and 2007

	Satellite business services		Internet services and media		Telephone network		Others		Consolidation eliminations		Consolidated financial statements	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2550
						(in thousand Baht)						
Segment liabilities	1,973,097	2,977,273	124,286	46,491	1,700,644	933,327	5,972	14,111	(796,013)	(398,524)	3,007,986	3,572,678
Borrowings											9,310,029	9,844,627
Total											**12,318,015**	**13,417,305**
Depreciation	375,451	422,597	20,694	13,459	304,623	382,021	-	-	-	-	700,768	818,077
Amortisation	1,940,133	1,933,760	3,479	1,774	261	3,810	-	-	-	-	1,943,873	1,939,344
Total depreciation and amortisation	**2,315,584**	**2,356,357**	**24,173**	**15,233**	**304,884**	**385,831**	-	-	-	-	**2,644,641**	**2,757,421**

Revenue and results, based on geographical segments, in the consolidated financial statements for the years ended 31 December 2008 and 2007 were as follows:

	2008	2007
	(in thousand Baht)	
Segment revenue		
Thailand	2,671,676	2,313,018
Cambodia	1,392,860	1,363,843
Lao PDR	795,518	1,035,403
Australia	1,182,797	961,947
Others	970,117	760,874
Total	**7,012,968**	**6,435,085**
Segment results		
Thailand	(1,045,731)	(1,010,042)
Cambodia	493,641	222,504
Lao PDR	231,275	520,292
Australia	108,119	(116,662)
Others	(8,812)	(70,839)
Total	**(221,508)**	**(454,747)**
Fixed assets		
Thailand	18,745,525	20,704,114
Cambodia	2,709,940	1,750,423
Lao PDR	1,233,108	1,014,039
Australia	175,378	200,206
Others	1,011,736	966,337
Total	**23,875,687**	**24,635,119**

21 Other income

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in thousand Baht)			
Consulting and management fees	-	-	57,594	34,874
Interest income	50,975	58,818	50,764	57,858
Gain on sale of equipment	1,116	4,899	915	39,332
Profit remittance from investment in a subsidiary	-	-	-	33,069
Others	15,902	18,040	11,571	14,793
Total	**67,993**	**81,757**	**120,844**	**179,926**

22 Operating profit (loss)

The following expenditures, classified by nature, have been credited/(charged) to arrive at operating profit (loss):

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in thousand Baht)			
Depreciation of property and equipment	(700,769)	(818,077)	(348,644)	(387,264)
Amortisation of property and equipment under the agreements for operation, deferred charges and intangible assets	(1,834,416)	(1,825,311)	(1,815,409)	(1,812,367)
Amortisation of finance costs	(109,456)	(114,033)	(109,456)	(114,033)
Staff costs	(506,917)	(560,504)	(318,685)	(394,889)
Unrealised gain (loss) on exchange rate	(337,886)	371,436	(270,517)	604,031

23 Provident funds

The defined contribution plans comprise provident funds established by the Group for its employees. Membership to the funds is on a voluntary basis. Contributions are made monthly by the employees at rates ranging from 3% to 7% of their basic salaries and by the Group at rates ranging from 3% to 7% of the employees' basic salaries. The provident funds are registered with the Ministry of Finance as juristic entities and are managed by a licensed Fund Manager.

24 Income tax expense

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in thousand Baht)			
Current tax expense	120,864	1,551,363	-	1,349,732
Deferred tax expense (Note 13)	(382,081)	400,167	(404,753)	449,069
Total	**(261,217)**	**1,951,530**	**(404,753)**	**1,798,801**

Reconciliation of effective tax rate

	Consolidated financial statements		**Separate financial statements**	
For the years ended	31 December 2008	31 December 2007	31 December 2008	31 December 2007
		(in thousand Baht)		
Profit (loss) before tax	(972,787)	4,994,936	(1,845,590)	5,805,753
Tax rate	30%	30%	30%	30%
The result of the accounting profit (loss) multiplied by the income tax rate	(291,836)	1,498,481	(553,677)	1,741,726
Share of net results from investments - equity method	(20,162)	(31,565)	-	-
Effect of the different basis of income tax calculation or tax rates in other Countries	(86,085)	(97,041)	-	-
Tax losses not recognised as deferred tax asset	(36,030)	21,305	-	-
Tax on sale of investment in a subsidiary	-	424,764	-	-
Tax on dividend received from a subsidiary	(52,521)	51,343	-	-
Effect of the income recognised in different periods for accounting and tax purposes	42,765	30,107	(7,082)	1,532
Effect of the non-deductible tax expense and expense recognised in different periods for accounting and tax purposes	182,652	54,136	156,006	55,543
Total	**(261,217)**	**1,951,530**	**(404,753)**	**1,798,801**

Income tax reduction rate

Royal Decree No. 387 B.E. 2544 dated 5 September 2001 grants companies listed on the Stock Exchange of Thailand a reduction in the corporate income tax rate from 30% to 25% for taxable profit not exceeding Baht 300 million for the five consecutive accounting periods beginning on or after enactment. The listed companies that received income tax reduction under this Royal Decree are also eligible to continue the period of tax reduction under Royal Decree No. 475 but shall not be exceeding the 2010 accounting period ending on or after 31 December 2010.

25 Promotional privileges

The Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom 3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of 8 years commencing from December 1997, when its revenue was first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

On 19 November 2003, the Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotion privileges include exemption from corporate income tax for a period of 8 year, when its revenue was first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries. In 2008, the company has revenue from promoted Baht 184 million *(2007: Baht 142 million)*

26 Earnings (loss) per share

Basic earnings (loss) per share

The calculations of basic earnings per share for the years ended 31 December 2008 and 2007 were based on the profit (loss) for the years attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the years as follows:

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in thousand Baht /thousand shares)			
Profit (loss) for the year	(713,186)	3,039,730	(1,440,837)	4,006,952
Profit (loss) attributable to equity holders of the Company (basic)	**(713,186)**	**3,039,730**	**(1,440,837)**	**4,006,952**
Number of ordinary shares outstanding at 1 January	1,092,219	1,091,069	1,092,219	1,091,069
Effect of shares issued during the year	2,525	501	2,525	501
Weighted average number of ordinary shares outstanding (Basic)	**1,094,744**	**1,091,570**	**1,094,744**	**1,091,570**
Earnings(loss) per share (Basic) (in Baht)	**(0.65)**	**2.78**	**(1.32)**	**3.67**

Diluted earnings per share

The calculations of diluted earnings per share for the years ended 31 December 2008 and 2007 were based on the profit (loss) for the years attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the years after adjusting for the effects of all dilutive potential ordinary shares as follows:

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in thousand Baht / thousand shares)			
Profit (loss) attributable to equity holders of the Company (basic)	(713,186)	3,039,730	(1,440,837)	4,006,952
Profit (loss) attributable to equity holders of the Company (Diluted)	**(713,186)**	**3,039,730**	**(1,440,837)**	**4,006,952**
Weighted average number of ordinary shares outstanding (basic)	1,094,744	1,091,570	1,094,744	1,091,570
Effect of shares warrants on issue	-	1,245	-	1,245
Weighted average number of ordinary shares outstanding (Diluted)	**1,094,744**	**1,092,815**	**1,094,744**	**1,092,815**
Earnings(loss) per share (Diluted) (in Baht)	**(0.65)**	**2.78**	**(1.32)**	**3.67**

27 Financial instruments

Financial risk management policies

The principal financial risks faced by the Group are interest rate risk and exchange rate risk. The Group borrows at fixed and floating rates of interest to finance its operations. Sales, purchases and a portion of borrowings are translated in foreign currencies. In order to manage the risks arising from fluctuations in exchange rates and interest rates, the Group makes use of derivative financial instruments.

The objective of using derivative financial instruments are to reduce uncertainty over future cash flows arising from movements in interest and exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Interest rate exposures are managed through interest rate swaps taken out with commercial banks and foreign exchange forward contracts and foreign currency options are take out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are governed by corporate policy, which has established limits by transaction type and by counterparty.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval of the management before execution.

Management of currency and interest rate exposures is the responsibility of the Treasury Department. Management reports contain detail of cost and market value for all derivative financial instruments including outstanding forward contracts and cross currency and interest rate swap. An analysis of exposures against the limits established by the management is also provided. These limits principally cover the maximum permitted exposure in respect of short-term investment regarding to guideline to short-term investment policy.

Foreign currency risk

As at 31 December, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and foreign currency options as follows:

	Consolidated financial statements			
	2008		2007	
	Foreign currency	Baht	Foreign currency	Baht
	(in million)			
Assets				
US Dollars	56.79	1,976.72	84.29	2,836.21
Australian Dollars	13.04	311.21	12.39	363.46
KIP	54,708.53	224.30	33,939.67	121.37
New Zealand Dollars	4.73	94.93	1.51	38.91
Singapore Dollars	0.02	0.59	0.20	5.19
Rupee	291.59	198.02	184.44	149.34
Total		2,805.77		3,514.48
Liabilities				
US Dollars	301.92	10,592.03	306.26	10,377.52
New Zealand Dollars	14.78	360.41	5.48	143.96
KIP	50,385.22	206.58	26,131.00	94.37
Australian Dollars	4.38	89.92	0.74	21.82
Singapore Dollars	0.13	3.14	0.22	5.07
Rupee	60.70	46.62	43.85	39.84
Total		11,298.70		10,682.58

Foreign currency assets mainly represent cash in bank and accounts receivable. Foreign currency liabilities mainly represent trade accounts payable, accounts payable - property and equipment and borrowings.

Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

Liquidity risk

The Group monitors its liquidity risk and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group's operations and to mitigate the effects of fluctuations in cash flows.

Fair values

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The carrying amount of cash and cash equivalents, short-term investments, trade receivables, amounts due from related parties, short-term loans and advances to related parties, trade creditors, accounts payable-property and equipment, amounts due to related parties, and borrowings are assumed to approximate their fair value due to the short maturities of these instruments. The fair values of long-term borrowings are provided in Note 15.

28 Commitments

a) Agreement for operation of domestic communication satellite

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The agreements for operation have been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. As at 31 December 2008, the remaining minimum fee is Baht 934 million. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipments to MICT on the date of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Mfone Company Limited (former name: Cambodia Shinawatra Company Limited) ("Mfone"), a jointly-controlled entity in Cambodia, has obtained a agreements for operation from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Mfone will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement in 2028 (Note 11).

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a joint venture of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges (Note 9). According to the shareholder agreement, LTC is required to invest at least

USD 400 million in the projects specified in the agreement within 25 years. As at 31 December 2008, LTC has remaining additional investment of approximately USD 149 million *(2007: USD 191 million).*

d) **Agreements for operation of a subsidiary company and associated companies for the satellite uplink-downlink and Internet services and Internet services in Thailand**

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Company, entered into agreements for operation with CAT Telecom Public Company Limited ("CAT") for a period of 22 years from 9 August 1994 to 8 August 2016 to provide satellite uplink-downlink and internet services.

Currently, the National Telecommunications Commission ("NTC") is responsible for granting licenses to provide internet access services in Thailand. DTV Service Company Limited (former name: Shin Broadband Internet (Thailand) Company Limited), a company's subsidiary, and CSL operate the business to provide internet and telecommunication services under licenses granted by NTC as follow:

Type of license	Issued Date	Period
License of DTV Service Company Limited (former name: Shin Broadband Internet (Thailand) Company Limited)		
Internet Operation License Type I	18 October 2008	1 year
Licenses of CSL		
Internet Operation License Type II	26 April 2007	5 years
Internet Operation License Type I	8 September 2008	1 year
Telecom Operation License Type I	11 October 2008	1 year
Telecom Operation License Type III	20 December 2007	15 years

e) **Obligation under "Financing and Project Agreement"**

Lao Telecommunications Company Limited ("LTC") entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these financial statements because the project has not commenced yet.

f) **Capital commitment**

On 31 December 2008, Shennington Group has capital commitment according to the percentage of share hold by the Group amount of USD 15.4 million (approximately Baht 540 million) *(2007: USD 35.8 million; approximately Baht 1,213 million).*

g) Obligation from shares buy back options

On 23 October 2003, the Company and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to the Company, with the condition that the Company has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, the Company has the right to refuse. If the offered price per share is equal to the higher of USD 1 or fair market value at offering date, the Company has to purchase those shares from Codespace Inc. The Company believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of the Company, the value per share of iPSTAR Co., Ltd.'s shares is higher than USD 1. Therefore, the Company does not recognise this obligation as its liabilities in these financial statements. As of 31 December 2008, the remaining share option was 0.63 million shares (2007: 1.49 million shares).

h) Operating lease commitments

As at 31 December 2008 and 2007, the Group has future aggregate minimum lease payments under non-cancellable operating leases are as follows:

		Consolidated financial statements		**Separate financial statements**	
		2008	2007	2008	2007
	Currency	*(in thousand Baht)*			
Within one year	THB	95,818	36,557	95,818	36,557
	USD	6,542	4,090	5,048	3,318
	KIP	14,043	-	-	-
Total equivalent Baht		325,400	175,146	272,927	148,975
After one year but within five years	THB	26,206	43,161	26,206	43,161
	USD	10,986	8,579	5,561	5,466
	KIP	44,557	-	-	-
Total Baht		411,789	333,845	221,302	228,373
After five years	THB	29,499	25,858	29,499	25,858
	USD	3,709	1,805	-	-
	KIP	198,747	-	-	-
Total equivalent Baht		160,432	87,022	29,499	25,858
Grand total Baht		**897,621**	**596,013**	**523,728**	**403,206**

29 Contingencies

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts as at 31 December, for the following amounts:

		Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
	Currency	*(in thousand)*			
Minimum operating agreement fee payable to Ministry of Information Communication and Technology	THB	80,000	102,000	80,000	102,000
IPSTAR equipment sales	THB	27,482	39,799	27,482	39,799
Satellite space leasing by customers	USD	281	300	281	300
	THB	487,000	487,000	487,000	487,000
	PKR	-	5,000	-	5,000
IPSTAR Gateway	USD	379	379	379	379
Standby letters of credit	USD	43,584	43,000	43,584	43,000
Letters of credit	USD	-	250	-	-
Others	THB	3,322	4,048	3,322	3,322
	AUD	-	29	-	-

b) Assessment for income tax in India

The Tax Authority in India ('the said Authority) has held that the payments received by the Company for providing Transponder Services ('TPS') to its Indian Customers and non-resident customers targeting Indian audience ('the Customer') was Royalty under both the Indian Income Tax Act ('the Act'), and the Double Taxation Avoidance Agreement between Thailand and India ('the DTAA') and subject to withholding tax at the rate of 15% on gross basis. The Company did not agree with the decision of the said Authority and followed the appeal process as provided under the Act.

In view of the above, the said Authority has raised the tax demand including surcharge and education cess aggregating to Rs.612.1 million (approximately Baht 416 million) exclusive of interest amounting to Rs 92.7 million (approximately Baht 63 million) against the said payment received by it from the customers for the Assessment Year ('AY') 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs.324.9 million (approximately Baht 221 million) for AY 1998-99 to 2001-02.

From Authority's letter dated 22 August 2008, the Authority had asked for payment the demand above including interest for late payment amounting to Rs. 83.2 million (approximately Baht 57 million) (calculated up to the ended of August 2008). And from Authority's letter dated 3 December 2008, the authority raised the tax demand for AY 2006-07 including related interest amounting to Rs.22.6 million (approximately Baht 15 million)

The Company had received Withholding Tax Certificates ('WTC') from its Customers until AY 2007-08 net amounting to Rs.487.9 million (approximately Baht 331 million). The Company had also deposited Rs.301.3 million (approximately Baht 205 million). In October 2008 and February 2009, the Company paid additional deposit Rs.104 million (approximately Baht 71 million) and Rs.22.6 million (approximately Baht 15 million), respectively. As the result, deposit is totally Rs. 427.9 million (approximately Baht 291 million). The Company presents the deposit as non-current assets in the Balance Sheet.

Since the Tax Advisor in India is of the opinion that the income from the TPS is not subject to Tax in India, the Company did not make any provision for the liability against the balance amount of Rs.219.6 million (approximately Baht 149 million), payable to the said Authority.

If the Company receives favorable Order from the Appellate Authority (ies), the entire amount which includes withholding tax together with its interest and deposits with interests shall be refunded and if the Company can show that there is no concealment of income, the penalty imposed by the Authority for the AY 1998-99 to 2001-02 would be set aside. Similarly, in case of adverse Order, the Company will be liable to pay the balance amount, with interest at the highest rates of which is not exceeding 1% per month starting from the last day specified for making payment in the notice till date of tax payment. However, even if the Appellate Authority (ies) decides that the income from TPS is a royalty but the Company did not conceal any income or intentionally declare incorrect income in its income tax returns, the Appellate Authority (ies) may decide to set aside the penalty imposed by the Authority on the Company.

30 Events after the balance sheet date

a) Dividend payment of Lao Telecommunication Company Limited ("LTC")

At the ordinary shareholders' meeting of LTC held on 4 February 2009, the shareholders passed a resolution to approve the dividend payment of USD 15 million in respect of the operations of LTC in 2008. During 2008, the Extraordinary General Meeting of the shareholders of LTC passed a resolution to approve the interim dividends of USD 10 million *(Note 9 h)*. Consequently the total dividends paid for 2008 is totalling USD 25 million.

b) Proposed dividend payment of CS Loxinfo Public Company Limited ("CSL")

At the Board of Directors' meeting of CSL held on 19 February 2009, the directors passed a resolution to approve the distribution of dividends of Baht 0.22 per share, totalling Baht 127.10 million. The proposed distribution of dividends has to be approved by the CSL's shareholders at their general meeting. During 2008, the Board of Directors' meeting of CSL passed resolutions to approve the interim dividends of Baht 0.50 per share, totalling Baht 288.84 million *(Note 9f)*. Consequently, total dividends paid for 2008 is Baht 0.72 per share, totalling Baht 415.94 million.

c) *Capital reduction of AD Venture Company Limited ("ADV") and Shineedotcom Company Limited ("Shinee")*

At the Board of Directors' meeting of ADV held on 2 February 2009, the directors passed a resolution to approve the decrease of authorised share capital from Baht 172 million to Baht 43 million by reducing the number of the ordinary shares from 17.20 million shares to 4.30 million shares at Baht 10 par value to offset against the remaining deficits.

At the Board of Directors' meeting of Shinee, a subsidiary of ADV, held on 2 February 2009, the directors passed a resolution to approve the decrease of authorised share capital from Baht 80 million to Baht 43 million by reducing the number of the ordinary shares from 8 million shares to 4.26 million shares at Baht 10 par value to offset against the remaining deficits.

31 Reclassification of accounts

Certain accounts in the 2007 financial statements have been reclassified to conform to the presentation in the 2008 financial statements.

	2007		
	Consolidated financial statements		
	Before Reclass	Reclass	After reclass
Balance Sheet			
Advance received from customers	177,738	31,394	209,132
Other current liabilities	194,995	(31,394)	163,601



THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596-5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com



Reports: Audited annual financial statement and consolidated financial statement as follows Thaicom Public Company Limited

(Audited)
In thousands
Ending December 31

The Consolidated Financial Statement

Year	2008	2007
Net profit (loss)	(713,186)	3,039,730
EPS (Baht)	(0.65)	2.78

The Company Financial Statement

Year	2008	2007
Net profit (loss)	(1,440,837)	4,006,952
EPS (Baht)	(1.32)	3.67

Type of Report

- [/] Unqualified Opinion without an emphasis of matters
- [ ] Unqualified Opinion with an emphasis of matters
- [ ] Qualified Opinion
- [ ] Qualified Opinion with an emphasis of matters
- [ ] Unable to reach any conclusion
- [ ] Unable to reach any conclusion with an emphasis of matters
- [ ] Adverse of Opinion
- [ ] Adverse of Opinion with an emphasis of matters

Remark: 1. Please see details in financial statements, auditor's report and remarks from SETSMART.

"The Company hereby certifies that the information above is correct and complete. In addition, the Company has already reported and disseminated its financial statements in full via the SET electronic disclosure system, and has also submitted the original report to the Securities and Exchange Commission."

Signature...
(Mr. Dumrong Kasemset)
Director
Thaicom Public Company Limited

Summary Translation Letter
To the Stock Exchange of Thailand
February 20, 2009

TC-CP 006/2009

February 19, 2009

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2009

To: The President
The Stock Exchange of Thailand

The Board of Directors of THAICOM Public Company Limited (the "Company") at its Meeting No. 2/2009 held on February 19, 2009 at the Thaicom 3 Meeting Room, 1st floor, Thaicom Satellite Station, No.41/103 Rattanathibet Road, Nonthaburi, adopted the following resolutions:

1. RESOLVED THAT the report on the Company's operating results for the fiscal year 2008 prepared by the Board of Directors be certified and THAT the balance sheets, profit and lost statement, and cash flow statements of the year 2008 ending December 31, 2008 be approved.

2. RESOLVED THAT no dividend would be paid to shareholders for the fiscal year 2008 and THAT the matters be submitted to the Annual General Meeting of the Shareholder for the year 2009 for consideration.

3. RESOLVED THAT the total number of directors in the Company, the appointment of directors in replacement of those retired by rotation, and the determination of the authorized signatories be approved as per the following details:

3.1 The directors retired by rotation are:
- 3.1.1 Mr. Paron Israsena Na Ayudhaya
- 3.1.2 Mr. Hiran Radeesri
- 3.1.3 Mr. Samrieng Mekkriengkrai

3.2 The retired directors were re-elected for another term:
- 3.2.1 Mr. Paron Israsena Na Ayudhaya
- 3.2.2 Mr. Hiran Radeesri
- 3.2.3 Mr. Samrieng Mekkriengkrai

3.3 The members of the Board of Directors will consist of:

3.3.1	Mr. Paron	Israsena Na Ayudhaya	Chairman of the Board of Directors
3.3.2	Mr. Hiran	Radeesri	Chairman of the Audit Committee
3.3.3	Mrs. Charintorn	Vongspootorn	Member of the Audit Committee
3.3.4	Mr. Samrieng	Mekkriengkrai	Member of the Audit Committee
3.3.5	Mr. Somprasong	Boonyachai	Director
3.3.6	Dr. Dumrong	Kasemset	Director
3.3.7	Ms. Nidchanun	Santhavesuk	Director
3.3.8	Mr. Yong Lum Sung		Director

3.4 The authorized signatories are as follows:

"Mr. Dumrong Kasemset, Mr. Somprasong Boonyachai and Ms. Nidchanun Santhavesuk any two of these three directors jointly sign with the Company's seal affixed."

3.5 That the Board of Directors consists 9 members, and the appointment of a new director to replace Mr. Sue Lo-Utai shall be made by the Board of Directors when a suitable and qualified person is available

4. RESOLVED THAT the directors' remuneration for the year 2009 be in the amount not exceeding Baht 9,000,000 which had been considered and recommended by the Remuneration Committee be approved and the matter be submitted to the Annual General Meeting of Shareholders for the year 2009 for approval.

5. RESOLVED THAT the appointment of the following auditors from KPMG Phoomchai Audit Limited as the Company's external auditors for the fiscal year 2009:

- Mr. Supot Singhasaneh — Certified Public Accountant License No. 2826
- Mr. Winid Silamongkol — Certified Public Accountant License No. 3378
- Ms. Somboon Supasiripinyo — Certified Public Accountant License No. 3731
- Mr. Charoen Phosamritlert — Certified Public Accountant License No. 4068

Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG Phoomchai Audit Limited is authorized to delegate another one of its certified public accountants to conduct the audit. The audit fee was fixed at not more than Baht 2.258 million. The appointment of the Company's auditors and their remuneration for the year 2009 had been considered and approved by the Audit Committee.

The appointment of the Company's external auditors is subject to approval of the Annual General Meeting of Shareholders for the year 2009.

6. RESOLVED THAT the Annual General Meeting of Shareholders for fiscal year 2009 be held on April 9, 2009 at 14.00 hours at the Auditorium room, 9th floor, Shinawatra Tower 3, Vibhavadee Rangsit Road, Chatuchak, Bangkok. The meeting agenda is as follows:

Agenda Item 1 Matters to be informed;

Agenda Item 2 To consider and approve the Minutes of the Annual General Meeting of Shareholders for the year 2008 held on April 9, 2008;

Agenda Item 3 To consider and approve the report on the Company's operating results for the fiscal year 2008 prepared by the Board of Directors;

Agenda Item 4 To consider and approve the Company's balance sheets, profit and loss statement, and cash flow statements for the fiscal year 2008 ending December 31, 2008;

Agenda Item 5 To consider and approve the payment of dividend for the year 2008;

Agenda Item 6 To consider and approve the appointment of the Company's auditors and fixing the auditors' remuneration for the year 2009;

Agenda Item 7 To consider and approve the total number of directors in the Company's the appointment of directors to replace those retired by rotation and the determination of the authorized signatories and the directors' remuneration for the year 2009;

Agenda Item 8 To consider any other issues (if any).

7. The name of the shareholders having the right to attend the Annual General Meeting of Shareholders for the year 2009 shall be compiled on March 18, 2009 as required by section 225 of the Securities and Exchange Act, and the Company's share register be closed on March 19, 2009.

8. RESOLVED THAT the Company and its subsidiaries will enter in to a rental and service agreement with I.T. Applications Services Company Limited (ITAS), which is 99.99% owned by Shin Corporation Public Company Limited be acknowledged . The details are as follows:

Date of Transaction: January 2009

Parties involved: Employer: THAICOM Public Company Limited and its subsidiaries
Contractor: I.T. Applications Services Company Limited (ITAS)

Relationship: The Company is 41.29% owned by Shin Corporation Public Company Limited (SHIN) and ITAS is 99.99% owned by SHIN.

General Characteristics of the Transaction:	ITAS will provide service regarding a computer system to the Company and its subsidiaries. The details are as follows: 1. Maintenance services for hardware and software. 2. Helpdesk service for SAP user. 3. Supervise for auto budget system.
Term of Contract:	1 year, starting from January 1, 2009 to December 31, 2009.
Value of the Transaction:	Approximately 5.65 million baht
Connected Transaction and its Condition:	Entering into a rental and service agreement of the Company and its subsidiaries is considered to be a connected transaction of listed companies, as prescribed in the Notification of the Stock Exchange of Thailand (SET) regulations regarding rules, procedures and disclosure of connected transactions of listed companies. The size of the transaction is over 0.03% but less than 3.00% of net tangible assets, thus requiring the Company to report the transaction to SET.

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
February 20, 2009



Ref No. TC 045/2009

19 February 2009

Subject: Submission of the Audited Financial Statements for 2008

To: The President
Stock Exchange of Thailand

Enclosure: (1) One Set of the Audited Financial Statements for 2008 – Thai Language Version

(2) One Set of the Audited Financial Statements for 2008 – English Language Version

(3) Management Discussion and Analysis for 2008

Thaicom Public Company Limited (the "Company") would like to submit its audited financial statements for 2008, ended December 31, 2008 together with an explanation of changes in operating results.

The Company reported consolidated revenue for 2008 of Baht 7,148 million and consolidated net loss for 2008 of Baht 713 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated sales and service income for 2008 amounted to Baht 7,013 million, an increase of Baht 578 million or 9.0% over last year (Baht 6,435 million). This was due to the following reasons:
   - Revenue from the satellite transponders and related services was Baht 4,583 million, an increase of Baht 603 million or 15.2% compared to Baht 3,980 million last year. This was mainly caused by higher UT sales volume and transponder lease.
   - Telephone subscribers increased year-on-year to 1,885,723 subscribers as at the end of 2008. However, the new stake proportion; 51%, following the sale of 49% shares in Shenington Investments Pte Ltd. ("Shenington") to Asia Mobile Holdings Pte Ltd ("AMH"), resulted in revenue from the telephone business for 2008 of Baht 1,927 million, down Baht 285 million or 12.9% from Baht 2,212 million last year.
   - Revenue from the Internet access and media business in 2008 amounted to Baht 503 million, an increase of Baht 260 million or 107.0% from Baht 243 million in 2007, due to an increase in revenue from Direct Television ("DTV") sales.
2. Gain on sales of investment in was nil in 2008 while gain on sale of investment of Baht 5,127 million was incurred in 2007 from the sale of 49% shares in Shenington to AMH.
3. The Company's consolidated expenses for 2008 amounted to Baht 7,671 million, an increase of Baht 1,726 million or 29.0% from Baht 5,945 million last year. This was due to the following reasons:
   - Cost relating to transponder leasing and related services in 2008 was Baht 4,398 million, an increase of Baht 60 million or 1.4% from Baht 4,338 million in 2007, mainly due to higher cost of UT sales corresponding to the sales growth, offset by a reduction in cost of in-orbit insurance.

- Cost relating to the telephone business in 2008 was Baht 965 million, decreased by Baht 132 million or 12.0% from Baht 1,097 million in 2007. This was mainly due to a reduction in cost recognition from the telephone business in accordance with the reduced stake proportion following the sale of 49% shares in Shenington to AMH.

- Cost relating to the Internet and media business in 2008 was Baht 417 million, an increase of Baht 260 million or 165.6% from Baht 157 million in 2007 due to the cost of DTV sales following the DTV sales growth.

- Selling and administrative expenses in 2008 were Baht 1,521 million, an increase of Baht 118 million or 8.4% compared to Baht 1,403 million in 2007. This was mainly due to increases in marketing expenses for the IPSTAR project, marketing expenses for the telephone business from television advertising and promotion, marketing expenses for the DTV business and provision for doubtful debt offset by a decrease in SG&A expenses from LTC and Mfone which was recorded according to the reduced investment proportion.

- A loss on foreign exchange was Baht 369 million for 2008 as the Thai Baht had continuously depreciated, compared with a gain on exchange of Baht 1,050 million in 2007.

4. The Company's consolidated interest expense in 2008 was Baht 450 million, a decrease of Baht 359 million or 44.4% from Baht 809 million last year. This was due to loan repayments for the Thaicom 4 and Thaicom 5 projects in Q3/2007, Q2/2008 and Q4/2008, and for DTV Service Co., Ltd. ("DTV") in Q3/2008.

5. The Company recognized an income tax receivable of Baht 261 million in 2008, compared with the income tax expense of Baht 1,952 million in 2007.



I. Overview

IPSTAR revenue rose by 29.2%

Thaicom Plc ("the Company")'s consolidated sales and service income for 2008 was Baht 7,013 million, up Baht 578 million or 9.0% from last year due to increases in revenue from the satellite business according to a 29.2% increase in IPSTAR revenue, and in revenue from the Internet access and media business. This resulted in a decrease of Baht 272 million or 48.6% in operating loss compared with 2007.

A gain on exchange of Baht 1,050 million and a gain on the sale of investment of Baht 5,127 million in 2007 brought about a net profit of Baht 3,040 million in 2007, whereas a loss on exchange of Baht 369 million for 2008 led to a net loss of Baht 713 million.

CS LoxInfo Plc ("CSL") declared it would pay a dividend for 2008 of Baht 0.72 per share, including an interim dividend of 0.5 Baht per Share already paid to shareholders. Additionally, to increase returns to shareholders other than the dividend payment, CSL reduced its par value from 1 Baht per share to 0.25 Baht per share and returned the 0.75 Baht per share to its shareholders.

Lao Telecommunications ("LTC") announced it would pay a dividend of USD 25 million for the performance of 2008, including an interim dividend of USD 10 million already paid to its shareholders.

II. Business Summary

Transponder leasing and related business

Conventional Thaicom business has grown steadily. In 2008, the company accomplished to add new customers, which mainly are international and domestic TV broadcasters. As at the end of 2008, there are 264 TV channels broadcast via the Thaicom satellites, an increase from 243 channels in 2007.

The three new IPSTAR gateways in Korea, Malaysia and the Philippines have been deployed and operated in 2008. To date thirteen gateways in ten countries are in operation. In 2008, the new retail broadband package has been launched through IPSTAR's partners in New Zealand and the Philippines in order to increase consumer uptake.

Eight IPSTAR service providers in Australia have been granted the Australian Broadband Guarantee Program ("ABG") from the Australian government. ABG is a form of a Universal Service Obligation subsidy program granting subsidies to qualified service providers to provide broadband services to areas in Australia that are unable to access metro-comparable broadband services, which mainly consists of rural households nationwide. With this subsidy grant, the number of IPSTAR end-users thus far has increased aggressively.

In December 2008, the Company has signed a Contract with Vietnam Telecom International ("VTI"), a subsidiary company of Vietnam Posts and Telecommunications ("VNPT"), for IPSTAR capacity.

Telephone business

CamShin has changed its name from "Cambodia Shinawatra Company Limited" to "Mfone Company Limited" ("Mfone") since January 12, 2009.

LTC announced the official launch of the first 3G Mobile System on October 17, 2008. During the first phase, LTC will provide 3G mobile service covering Vientiane and will expand its 3G service to provincial areas in 2009. Currently, LTC provides EDGE and GPRS services nationwide.

A steady growth of mobile phone users in both Cambodia and Lao PDR made telephone operators recognize an increase in telephone subscribers, especially mobile prepaid subscribers. As of the end of 2008, LTC and Mfone's total subscribers were 964,518 and 921,205, increased by 22.7% and 93.8% respectively from 786,075 and 475,435 at the end of 2007.



Due to the sale of 49% shares in Shenington Investments Pte Ltd. ("Shenington") to Asia Mobile Holdings Pte Ltd ("AMH") in 2007, Shenington has recognized revenue and expense in the decreasing proportions from 100% to 51% from Mfone, and from 49% to 24.99% from LTC since July 26, 2007. Consequently, revenue from the telephone network business in 2008 decreased by 12.9% as compared to 2007.

Internet and media business

In 2008, DTV Service Co., Ltd. ("DTV"), the Company's subsidiary, had a continued growth of DTV sales volume. The total number of DTV satellite television dish sets provided thus far by DTV as of the end of 2008 was 346,612.

CSL's reported revenue from internet services rose by 5.8% from 2007 due to an increase in revenue from leased lines services as it has put more effort on expanding customer base in business or corporate segments which have lots of potential to grow in the industry.

III. Consolidated Operating Results

Selected financial information on THCOM

Unit: MBt	**Amount**		**Change**
	2008	**2007**	**YoY (%)**
Sales and service income	7,013	6,435	9.0%
Gain on sales of investment	-	5,127	-100.0%
Share of net results from associate	67	105	-36.2%
Cost of sales and services	5,780	5,592	3.4%
SG&A expenses	1,521	1,403	8.4%
EBIT*	(288)	(560)	-48.6%
EBITDA**	2,363	2,197	7.3%
Net profit	(713)	3,040	n.m.
EPS (Baht)	(0.65)	2.78	n.m.

* EBIT = Sales and service income – Cost of sales and service – SG&A
** EBITDA = EBIT + Depreciation and Amortization
n.m. = not meaningful

Sales and service income

Consolidated sales and service income in 2008 was Baht 7,013 million, an increase of Baht 578 million or 9.0% compared to Baht 6,435 million in 2007. This was mainly due to revenue growth from the satellite business and the Internet access and media business, offset by a drop in revenue from the telephone business resulted from the reduction in the ownership in Shenington from 100% to 51% following the sale of 49% shares in Shenington to AMH.

Sales and service Income	**2008**	**2007**	**%YoY**
Satellite and related services	4,583	3,980	15.2%
Telephone services	1,927	2,212	-12.9%
Internet and media services	503	243	107.0%
Total	**7,013**	**6,435**	**9.0%**



Satellite transponder leasing and related services

Revenue from satellite transponders and related services in 2008 was Baht 4,538 million, an increase of Baht 603 million or 15.2% compared to Baht 3,980 million last year.

Satellite and related services	**2008**	**2550**	**%YoY**
Thaicom 1A, 2, 5 and related services	2,302	2,214	4.0%
IPSTAR services	2,281	1,766	29.2%
Sales	*1,370*	*1,105*	*24.0%*
Services	*911*	*661*	*37.8%*
Total	**4,583**	**3,980**	**15.2%**

- Revenue from the Thaicom conventional satellite business for 2008 was Baht 2,302 million, an increase of Baht 88 million or 4.0% from Baht 2,214 million in 2007, mainly due to a growth of transponder lease.

IPSTAR revenue rose by 29.2% from 2007.

- Revenue from IPSTAR business was Baht 2,281 million in 2008, up by Baht 515 million or 29.2% from Baht 1,766 million in 2007. Revenue from UT sales rose by 24.0%, reflecting a 50.7% increase in UT sales volume. The significant growth of IPSTAR business in Australia together with the provision of IPSTAR services in Korea, Malaysia and the Philippines resulted in a 37.8% increase in revenues from transponder lease on the Thaicom 4 (IPSTAR) satellite.

Telephone services

The Company's revenue from the telephone service business in 2008 was Baht 1,927 million, a decrease of Baht 285 million, or 12.9% compared to Baht 2,212 million in 2007. Following the sale of 49% shares in Shenington to AMH since July 25, 2007, the Company recognized a revenue reduction from LTC and Mfone for only five months in 2007, whereas a full-year revenue reduction was recognized in 2008.

93.8% growth in Mfone's subscriber.

However, the growth of telephone subscribers in both Cambodia and Lao PDR, especially a significant growth rate of prepaid mobile phone subscribers leading to an increase in LTC and Mfone's revenues. As at the end of 2008, LTC and Mfone had 964,518 and 921,205 subscribers, increases of 22.7% and 93.8% from 786,075 and 475,435 subscribers at the end of 2007 respectively. The new 330 telephone base stations were installed in 2008 to enlarge Mfone services to cover tourism spots and all major transportation routes in Cambodia, leading to a sharp growth in customer base in 2008.

Internet and media services

Revenue from Internet and media services rose by 107% from 2007

Revenue from the Internet access and media business in 2008 was Baht 503 million, an increase of Baht 260 million or 107.0% from Baht 243 million in 2007, mainly due to an increase in revenue from DTV sales including Cambodia and Lao PDR sales first incurred in Q1/2008. As at the end of 2008, accumulated DTV sales volume was 346,612 sets, up 245,445 sets from the end of 2007.

Cost of sales and service

The Company reported total costs for 2008 of Baht 5,780 million, an increase of Baht 188 million or 3.4% compared to Baht 5,592 million in 2007 due to increases in cost of sales and services from Internet and media services offset by a decrease in cost from the telephone business. The cost accounted for 82.4% of sales and service income, going down from 86.9% in 2007.



Cost of sales and services	2008	2007	%YoY
Satellite and related services	4,398	4,338	1.4%
Telephone services	965	1,097	-12.0%
Internet and media services	417	157	165.6%
Total	**5,780**	**5,592**	**3.4%**

Cost of satellite transponder leasing and related services

Cost relating to transponder leasing and related services in 2008 was Baht 4,398 million, an increase of Baht 60 million or 1.4% from Baht 4,338 million last year.

Satellite and related services	2008	2007	%YoY
Thaicom 1A, 2, 3, 5 and related services	1,261	1,344	-6.2%
IPSTAR services	3,137	2,994	4.8%
Total	**4,398**	**4,338**	**1.4%**

- Cost relating to the Thaicom conventional satellite and related business was Baht 1,261 million, a decrease of Baht 83 million or 6.2% from Baht 1,344 million in 2007 mainly due to a reduction in cost of in-orbit insurance.
- Cost of providing IPSTAR services was Baht 3,137 million, an increase of Baht 143 million or 4.8% from Baht 2,994 million in 2007, resulting from higher cost of UT sales corresponding to the sales growth offset by a reduction in cost of in-orbit insurance.

Cost of telephone services

Cost relating to the telephone business for 2008 amounted to Baht 965 million, a decrease of Baht 132 million or 12.0% from Baht 1,097 million in 2007. This was mainly because the Company recognized a full-year cost reduction from Mfone and LTC in 2008 while it recognized a cost reduction from Mfone and LTC for only five months in 2007 corresponding to the reduced investment proportion.

However, there was a rise in LTC and Mfone's amortization of expanded telephone network. Meanwhile, Mfone had an increase in cost of electricity from expanded base stations and an increase in cost of revenue sharing which was in line with the increased revenue.

Cost of Internet access and media services

Cost relating to the Internet access and media business in 2008 was Baht 417 million, an increase of Baht 260 million or 165.6% from Baht 157 million in 2007, because of a cost increase from DTV sales corresponding to the sales growth in Thai, Cambodia and Lao PDR.

Selling and administrative expenses

SG&A expenses, including directors' remuneration, were Baht 1,521 million in 2008, an increase of Baht 118 million, or 8.4%, compared to Baht 1,403 million in 2007. This was due to increases in marketing expenses for the IPSTAR project, marketing expenses for the telephone business from television advertising and promotion, marketing expenses for the DTV business and provision for doubtful debt offset by a decrease in SG&A expenses from LTC and Mfone which was recorded according to the reduced investment proportion.



Interest expense decreased by 44.4% from 2007.

Interest expense

Interest expense was Baht 450 million, a decrease of Baht 359 million or 44.4%, compared with Baht 809 million in 2007 due to loan repayments for the Thaicom 4 and Thaicom 5 projects in Q3/2007, Q2/2008 and Q4/2008 and for DTV in Q3/2008.

Gain/Loss on exchange rate

As the Thai Baht had continuously depreciated, the Company reported a loss of Baht 369 million on foreign exchange for 2008, compared with a gain on exchange of Baht 1,050 million in 2007. Most of the gain and loss on exchange rate were unrealized.

Share of net results from investment – equity method

The share of net results from investment in 2008 was Baht 67 million, decreased by Baht 38 million or 36.2% from Baht 105 million in 2007. This was mainly due to a 38.3% decrease in CSL's net profit from 2007. This was largely due to tax expenses in relation to the registration of its liquidation of Loxley Information Services Co., Ltd. ("Loxserv", a subsidiary of CSL), a write-off of the remaining goodwill of Loxserv, and an impairment loss on investment in WATTA Classifieds Co., Ltd.

Income tax expense

The Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 261 million in this year, compared with income tax expense of Baht 1,952 million for 2007 mostly comprising a tax on the gain on the sale of investment.

IV. Financial Position

At the end of 2008, the Company reported total assets of Baht 28,421 million, a decrease of Baht 1,680 million or 5.6% from Baht 30,101 million at the end of 2007. This was mainly due to the depreciation and amortization of PP&E under concession agreements, lower cash and cash equivalents resulting from the payment of income tax payable from the sale of 49% shares in Shenington to AMH and from loan repayments for Thaicom 4 (IPSTAR) and Thaicom 5 projects and loan repayments made by DTV and Mfone, offset by an increase in PP&E.

THCOM's asset components

Assets	**December 31, 2008**		**December 31, 2007**	
	Amount (Bt mn)	**% of Total assets**	**Amount (Bt mn)**	**% of Total assets**
Current assets	3,063	10.8	4,313	14.3
Investment in associates	381	1.3	676	2.2
PP&E, net	5,515	19.4	4,505	15.0
PP&E under the concession agreement, net	17,069	60.1	18,777	62.4
Intangible assets	1,281	4.5	1,302	4.3

Liquidity

At the end of 2008, the Company had a current ratio of 0.86 times, down from 0.93 at the end of 2007.



Investments

Investment in CSL was presented as an "investment in an associate" item. At the end of 2008 the Company's investment in an associate was Baht 381 million, a decrease of Baht 295 million or 43.6% from Baht 676 million at the end of 2007, reflecting a proportionate recognition of CSL's net profit for 2008 amounted to Baht 67 million, offset by a dividend paid of Baht 175 million and capital deduction of Baht 188 million.

Property, plant and equipment

Property, Plant and Equipment (PP&E) at the end of 2008 was Baht 5,515 million, an increase of Baht 1,010 million or 22.4% from Baht 4,505 million at the end of 2007. This was mainly due to purchase of assets of Baht 1,589 million most of which were assets for the expansion of telephone network in Cambodia and Lao PDR, offset by a depreciation and amortization of PP&E of Baht 701 million. PP&E at the end of 2008 also included the assets under concession agreements of Mfone of approximately Baht 1,409 million, dropped by Baht 202 million from Baht 1,611 million at the end of 2007.

PP&E under concession agreements

PP&E under concession agreements at the end of 2008 was Baht 17,069 million, a decrease of Baht 1,708 million from Baht 18,777 million at the end of 2007 totally due to an amortization.

Intangible assets

Intangible assets at the end of 2008 were Baht 1,281 million, a decrease of Baht 21 million or 1.6%, compared to Baht 1,302 million at the end of 2007 due to its depreciation and amortization, offset by increased intangible assets arising from the development of UT and foreign currency translation adjustments.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of 2008 were Baht 9,310 million, a decrease of Baht 535 million from Baht 9,845 million at the end of 2007. This was mainly due to loan repayments for the Thaicom 4 and Thaicom 5 projects, and for the expansion of telephone network in Cambodia, and a loan repayment made by DTV.

The Company's shareholders' equity at the end of 2008 was Baht 16,103 million, a decrease of Baht 581 million from 16,684 million at the end of 2007, reflecting the net loss for 2008 of Baht 713 million, offset by a translation gain relating to financial statements of foreign operations of Baht 107 million, and the issue of share capital of Baht 23 million.

With lower net borrowings for the year ended December 31, 2008, net borrowings to equity at the end of 2008 were 0.58 times, down from 0.59 times at the end of 2007.

Cash flow

The Company's cash inflows from operating activities for 2008 were Baht 1,757 million. Net cash outflows from investing activities were Baht 1,841 million, mainly due to a payment of income tax payable of Baht 1,290 million from the sale of 49% shares in Shenington to AMH, and payments for satellite equipment and the expansion of telephone network. The Company had net cash outflows from financing activities of Baht 1,165 million mainly due to total long-term loan repayments of Baht 1,431 million including loan repayments for the Thaicom 4 and Thaicom 5 projects and the expansion of telephone network in Cambodia, and a loan repayment made by DTV.

The Company had ending cash of Baht 1,173 million on December 31, 2008.